Form 10KSB, Exhibit 13
period 2002-12-31
UNITED FINANCIAL INC
filed 2003-03-31
CIK 1192931

                                                                      Exhibit 13

                          Independent Auditor's Report

Board of Directors and Stockholders
United Financial, Inc.
Graham, North Carolina

We have audited the consolidated balance sheets of United Financial, Inc. and subsidiary as of December 31, 2002 and 2001, and the related consolidated statements of income, changes in stockholders' equity and cash flows for each of the three years in the period ended December 31, 2002. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of United Financial, Inc. and subsidiary at December 31, 2002 and 2001, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2002, in conformity with accounting principles generally accepted in the United States of America.

Galax, Virginia
January 24, 2003, Except for Note 17 as to which the date is February 17, 2003

================================================================================

Management's Discussion and Analysis
--------------------------------------------------------------------------------

Introduction

The following is an abbreviated discussion and analysis of the results of operations and financial condition of United Financial, Inc. (the "Company") for the years 2002 and 2001. The analysis is intended to provide shareholders with pertinent information on the results of operations of the Company. The discussion should be read in conjunction with the Financial Statements and Notes. A more detailed discussion and analysis may be obtained from the Company's 10-KSB, which is filed with the Securities and Exchange Commission
(SEC). Shareholders may receive a copy of the 10-KSB at no charge by notifying William E. Swing, Jr., Corporate Secretary of the Company.

Forward Looking Statements

This Annual Report to Shareholders contains forward-looking statements. Such statements are subject to certain factors that may cause the Company's results to vary from those expected. These factors include change in economic and financial market conditions, competition, ability to execute our business plan, and other factors described in our filings with the Securities & Exchange Commission. Readers are cautioned not to place undue reliance on these forward-looking statements, which reflect management's judgment only as of the date hereof. The Company undertakes no obligation to publicly revise these forward-looking statements to reflect events and circumstances that arise after the date hereof.

Comparison of Results of Operations for the Years Ended December 31, 2002 and
2001

Net interest income for the year ended December 31, 2002 increased 38%, approximately $1.1 million over 2001. Average interest earning assets increased $34 million from 2002 to 2001 while average interest bearing liabilities increased $28 million. Reflective of the decline in interest rates which occurred during the year, the yield on average earning assets for the year ended December 31, 2002 was 6.82% compared with 8.34% for the comparable 2001 period. The 2002 yield on average loans decreased by 150 basis points to 7.19% as compared to the 2001 yield of 8.69%. The 2002 yield on average investments decreased 55 basis points from December 31, 2001. The cost of average interest bearing liabilities decreased 133 basis points during 2002 to 3.46% compared with 4.79% during 2001. Net income for the year ended 2002 was $700,000, an increase of $919,000 over the 2001 period loss of ($219,000).

Comparison of Results of Operations for the Years Ended December 31, 2001 and
2000

Net interest income for the year ended December 31, 2001 increased 108%, approximately $1.5 million over 2000. Average interest earning assets increased $41 million during 2001 while average interest bearing liabilities also increased $41 million. Reflective of the decline in interest rates which occurred during the year, the yield on average earning assets for the year ended December 31, 2001 was 8.34% compared with 9.13% for the comparable 2000 period. The 2001 yield on average loans decreased by 115 basis points to 8.69% as compared to the 2000 yield of 9.84%. The 2001 yield on average investments decreased 43 basis points during 2001. The yield on average interest bearing liabilities decreased 105 basis points during 2001 to 4.79% compared with 5.84% during 2000. Net income for the year ended 2001 was ($219,000), and improvement of $391,000 over the 2000 period.

Comparison of Financial Condition at December 31, 2002 and 2001

Total assets at December 31, 2002 were $126 million, up $25 million, or 25% from December 31, 2001. The increase is due primarily to growth in the investment portfolio, which increased from $9 million to $21 million, or 133%. At December 31, 2002, net loans totaled $89 million, an increase of $6 million, or 7% since December 31, 2001. Total liabilities at December 31, 2002 were $116 million, up $22 million, or 23% from December 31, 2001. Deposits at December 31, 2002 were $99 million, an increase of $13 million or 15% since December 31, 2001.

Shareholders' equity was $10 million at December 31, 2002 compared with $6.5 million at December 31, 2001. The increase is due to proceeds from a secondary stock offering completed during the first quarter of 2002, an increase in unrealized gains in the investment portfolio, as well as profits generated during the year.

================================================================================

Management's Discussion and Analysis
--------------------------------------------------------------------------------

Comparison of Financial Condition at December 31, 2001 and 2000

Total assets at December 31, 2001 were $101 million, compared with $50 million at December 31, 2000, an increase of $51 million, or 102%. Net loans were $83 million at December 31, 2001 compared to $41 million at December 31, 2000, an increase of $42 million, or 102%.

Total liabilities at December 31, 2001 were $94 million, compared with $44 million at December 31, 2000, an increase of $50 million or 114%. Deposits at December 31, 2001 were $86 million, compared with $44 million at December 31, 2000, an increase of $42 million or 95%.

Shareholders' equity was $6.5 million at December 31, 2001, compared with $5.7 million at December 31, 2000. The increase is due to proceeds from a secondary stock offering which began in the fourth quarter of 2001.

Comparison of Significant Ratios at December 31, 2002 and 2001

Return on average assets increased to .62% for the year ended December 31, 2002, as compared to (.28 %) for the comparable 2001 period. The continued growth in earning assets as well as an increase in non-interest income attributed to the improvement in this ratio. Non-interest income increased by approximately $226,000 over the prior year. Return on average equity increased from (3.86%) at December 31, 2001 to 7.71% at December 31, 2002.

Comparison of Significant Ratios at December 31, 2001 and 2000

Return on average assets increased to (.28%) for the year ended December 31, 2001, as compared to (1.82%) for the comparable 2000 period. The continued growth in earning assets as well as an increase in non-interest income attributed to the improvement in this ratio. Non-interest income increased by approximately $256,000 over the prior year. Return on average equity increased from (10.07%) at December 31, 2000 to (3.86%) at December 31, 2001.

Comparison of Per Share Data for the Years Ended December 31, 2002 and 2001

Net income per share, on a weighted average basis, increased from ($.21) at December 31, 2001 to $.45 at December 31, 2002. Book value per share of common stock increased by 17% to $6.31 per share as compared with $5.39 at December 31, 2001.

Comparison of Per Share Data for the Years Ended December 31, 2001 and 2000

Net income per share, on a weighted average basis, increased from ($.59) at December 31, 2000 to ($.21) at December 31, 2001. Book value per share of common stock decreased by 2% to $5.39 per share as compared with $5.50 at December 31, 2000.

Provision and Allowance for Loan Losses

The Company's allowance for credit losses is established to provide for possible losses in its loan portfolio. Loan losses and recoveries are charged directly to the allowance. Management analyzes the adequacy of the allowance for loan losses on at least a quarterly basis and makes corresponding provisions for possible losses based on this analysis. Factors considered in determining the adequacy of the allowance include the estimated collectability of past due loans, the volume of new loans, composition of the loan portfolio, and general economic outlook. Both quantitative and subjective factors are used in determining the adequacy of the allowance. Over time, one of the most significant predictive factors in analyzing the adequacy of the allowance will be historical credit loss trends. However, due to the short period of historical data available, more emphasis has been placed on other factors. When weaknesses are identified in individual credits, specific reserves are established in addition to the calculated reserve based on the portfolio as a whole.

================================================================================

Management's Discussion and Analysis
--------------------------------------------------------------------------------

At December 31, 2002, the allowance stood at approximately $1.6 million, compared with $1.2 million at December 31, 2001. While it is the opinion of management that the Company's allowance for loan losses is adequate to absorb any anticipated loan losses as of the report date, no assurances can be made that any future losses may not be significant and may require additional provisions. In addition, the Company's regulators, as an integral part of their examination process, periodically review the allowance for possible loan losses. Such agencies may require the Company to recognize additions to the allowance based on the examiners' judgments about information available to them at the time of their examinations.

During the twelve months ended December 31, 2002, $632,000 was provided for loan losses, which compares to approximately $687,000 for the twelve months ended December 31, 2001, a decrease of $55,000 or 8%. Due to the Company's limited operating history, these estimates were based primarily on industry practices and consideration of local economic factors. During 2002, the Company experienced credit losses totaling $233,000, and also had recoveries of $9,000. During 2001, the Company experienced credit losses totaling $132,000, and also had recoveries of $9,000. At December 31, 2002, there were no specific reserves for individual credits, compared with $57,000 at December 31, 2001.

During the twelve months ended December 31, 2001, approximately $687,000 was provided for loan losses, which compares to approximately $383,000 for the twelve months ended December 31, 2000, an increase of $304,000 or 79%. During 2001, the Company experienced credit losses totaling $132,000, and also had recoveries of $9,000. During 2000, the Company experienced credit losses totaling $13,000, and also had recoveries of $1,300. At December 31, 2001, there was $57,000 in specific reserves for individual credits. At December 31, 2000, there were no specific reserves relating to individual credits.

Nonperforming and Problem Assets

Nonperforming assets are defined as nonaccrual loans, and unsecured loans greater than 60 days delinquent and still accruing interest, restructured loans, and foreclosed, repossessed and idled properties. A loan is placed on nonaccrual status when, in management's judgment, the collection of interest appears doubtful. While a loan is on nonaccrual status, the Company's policy is that all cash receipts are applied to principal. Once the recorded principal balance has been reduced to zero, future cash receipts are applied to recoveries of any amounts previously charged off. Further cash receipts are recorded as interest income to the extent that any interest has been foregone. The accrual of interest is discontinued on all loans that become 90 days past due with respect to principal or interest. In some cases, where borrowers are experiencing financial difficulties, loans may be restructured to provide terms significantly different from the original terms.

Certain credit risks are inherent in making loans, particularly commercial and consumer loans. Management prudently assesses these risks and attempts to manage them effectively. The Company also attempts to reduce repayment risks by adhering to internal credit underwriting policies and procedures. These policies and procedures include officer and customer limits, periodic loan documentation review and follow up on exceptions to credit policies.

Non performing loans totaled $1.7 million, or 1.84% of gross loans at December 31, 2002, compared with $500,000 at December 31, 2001. The increase is due to an increase in nonaccrual loans and restructured loans at December 31, 2002 compared with 2001.

Included in nonperforming loans are nonaccrual and restructured loans. Nonaccrual loans totaled $918,000 at December 31, 2002, compared with $456,000 at December 31, 2001, an increase of $462,000. In addition, at December 31, 2002, the Company had restructured loans of $725,000, compared with $24,000 at December 31, 2001.

At December 31, 2002 and 2001, the Company had no other real estate or foreclosed properties. However, during 2002, the Company foreclosed on two properties which were liquidated during the year. The Company incurred total net losses of $10,000 on the sale of these properties. In addition, the Company incurred approximately $14,000 in other expenses relating to these properties.

================================================================================

Consolidated Balance Sheets
December 31, 2002 and 2001
--------------------------------------------------------------------------------

                                                                 2002           2001
                                                             ------------   ------------
Assets

Cash and due from banks                                      $  2,141,626   $  1,924,210
Interest-bearing deposits with banks                              810,287        326,987
Federal funds sold                                              5,268,000      1,943,000
Investment securities available for sale                       21,144,269      8,738,382
Restricted equity securities                                      902,500        490,000
Loans, net of allowance for loan losses of $1,586,175
   in 2002 and $1,178,509 in 2001                              89,205,852     82,866,434
Property and equipment, net                                     4,271,569      3,898,824
Accrued income                                                    453,259        466,087
Cash value life insurance                                       1,374,650             --
Other assets                                                      275,342        137,285
                                                             ------------   ------------
         Total assets                                        $125,847,354   $100,791,209
                                                             ============   ============

Liabilities and Stockholders' Equity

Liabilities:
   Noninterest-bearing                                       $ 10,032,419   $  9,282,939
   Interest-bearing                                            88,802,339     76,508,311
                                                             ------------   ------------
         Total deposits                                        98,834,758     85,791,250

   Securities sold under agreements to repurchase                  92,885        209,460
   Short-term debt                                                     --      1,250,000
   Long-term debt                                              16,000,000      6,500,000
   Accrued interest payable                                       222,492        160,987
   Other liabilities                                              352,308        390,952
                                                             ------------   ------------
         Total liabilities                                    115,502,443     94,302,649
                                                             ------------   ------------

   Commitments and contingencies                                       --             --

Stockholders' equity:
   Common stock, $1 par value; 10,000,000 shares
      authorized; 1,640,565 and 962,173 shares outstanding
      in 2002 and 2001, respectively                            1,640,565        962,173
   Surplus                                                      9,478,221      7,458,351
   Retained deficit                                            (1,328,124)    (2,028,399)
   Accumulated other comprehensive
      income                                                      554,249         96,435
                                                             ------------   ------------
         Total stockholders' equity                            10,344,911      6,488,560
                                                             ------------   ------------
         Total liabilities and stockholders' equity          $125,847,354   $100,791,209
                                                             ============   ============

See Notes to Consolidated Financial Statements

================================================================================

Consolidated Statements of Income
For the years ended December 31, 2002, 2001 and 2000
--------------------------------------------------------------------------------

                                                       2002         2001         2000
                                                    ----------   ----------   ----------
Interest income
   Loans and fees on loans                          $6,383,090   $5,558,826   $2,413,144
   Federal funds sold                                   32,449       49,125      191,824
   Investment securities, taxable                      830,194      463,275      259,255
   Deposits with banks                                  20,852       10,306        2,910
                                                    ----------   ----------   ----------
      Total interest income                          7,266,585    6,081,532    2,867,133
                                                    ----------   ----------   ----------

Interest expense
   Deposits                                          2,799,934    2,928,579    1,451,078
   Securities sold under agreements to repurchase        1,355        7,092       12,678
   Other borrowed funds                                440,818      225,507           --
                                                    ----------   ----------   ----------
      Total interest expense                         3,242,107    3,161,178    1,463,756
                                                    ----------   ----------   ----------
      Net interest income                            4,024,478    2,920,354    1,403,377

Provision for loan losses                              632,000      686,501      383,395
                                                    ----------   ----------   ----------
      Net interest income after provision
         for loan losses                             3,392,478    2,233,853    1,019,982
                                                    ----------   ----------   ----------

Noninterest income
   Service charges on deposit accounts                 259,675      152,622       41,249
   Other service charges and fees                       16,025       11,617        4,402
   Net realized gains (losses)
      on sales of securities                            13,425        1,444      (11,190)
   Other operating income                              328,549      225,948      101,213
                                                    ----------   ----------   ----------
      Total noninterest income                         617,674      391,631      135,674
                                                    ----------   ----------   ----------

Noninterest expense
   Salaries and employee benefits                    1,627,679    1,513,241      927,070
   Occupancy                                           197,447      187,169       97,768
   Equipment                                           213,103      202,179      122,551
   Data processing                                     154,770      129,571       86,992
   Foreclosed assets, net                               14,911           --       16,289
   Other general and administrative                  1,101,967      812,805      514,972
                                                    ----------   ----------   ----------
      Total noninterest expense                      3,309,877    2,844,965    1,765,642
                                                    ----------   ----------   ----------
      Net income (loss)                             $  700,275   $ (219,481)  $ (609,986)
                                                    ==========   ==========   ==========

Basic earnings (loss) per share                     $      .45   $     (.21)  $     (.59)
                                                    ==========   ==========   ==========
Diluted earnings (loss) per share                   $      .45   $     (.21)  $     (.59)
                                                    ==========   ==========   ==========
Basic weighted average shares outstanding            1,546,153    1,049,360    1,041,265
                                                    ==========   ==========   ==========
Diluted weighted average shares outstanding          1,547,861    1,049,360    1,041,265
                                                    ==========   ==========   ==========

See Notes to Consolidated Financial Statements

================================================================================

Consolidated Statements of Changes in Stockholders' Equity
For the years ended December 31, 2002, 2001 and 2000
--------------------------------------------------------------------------------

                                                                                            Accumulated
                                            Common Stock                      Retained         Other
                                       ----------------------                 Earnings     Comprehensive
                                         Shares      Amount      Surplus      (Deficit)    Income (Loss)      Total
                                       ---------   ----------   ----------   -----------   -------------   -----------
Balance, December 31, 1999               690,706   $  690,706   $6,794,373   $(1,198,932)    $(25,397)     $ 6,260,750

Comprehensive income
   Net income (loss)                          --           --           --      (609,986)          --         (609,986)
   Net change in unrealized
      appreciation on investment
      securities available for sale           --           --                         --       49,828           49,828
                                                                                                           -----------
   Total comprehensive income (loss)                                                                          (560,158)

   Stock compensation                      3,600        3,600       25,200            --           --           28,800
                                       ---------   ----------   ----------   -----------     --------      -----------
Balance, December 31, 2000               694,306      694,306    6,819,573    (1,808,918)      24,431        5,729,392

Comprehensive income
   Net income (loss)                          --           --           --      (219,481)          --         (219,481)
   Net change in unrealized
      appreciation on investment
      securities available for sale           --           --           --            --       72,004           72,004
                                                                                                           -----------
   Total comprehensive income (loss)                                                                          (147,477)

   Stock compensation                      2,928        2,928       16,272            --           --           19,200
   Stock split effected  in the form
      of a 20% stock dividend            139,447      139,447     (139,447)           --           --               --
   Stock offering                        124,436      124,436      753,336            --           --          877,772
   Warrants exercised                      1,056        1,056        8,617            --           --            9,673
                                       ---------   ----------   ----------   -----------     --------      -----------
Balance, December 31, 2001               962,173      962,173    7,458,351    (2,028,399)      96,435        6,488,560

Comprehensive income
   Net income                                 --           --           --       700,275           --          700,275
   Net change in unrealized
      appreciation on investment
      securities available for sale           --           --           --            --      471,239          471,239

      Reclassified securities
         gains realized                       --           --           --            --      (13,425)         (13,425)
                                                                                                           -----------
   Total comprehensive income (loss)                                                                         1,158,089

   Stock compensation                      3,047        3,047       22,551            --           --           25,598
   Stock split effected in the form
      of a 25% stock dividend            328,113      328,113     (328,113)           --           --               --
   Stock offering                        347,232      347,232    2,325,432            --           --        2,672,664
                                       ---------   ----------   ----------   -----------     --------      -----------
Balance, December 31, 2002             1,640,565   $1,640,565   $9,478,221   $(1,328,124)    $554,249      $10,344,911
                                       =========   ==========   ==========   ===========     ========      ===========

See Notes to Consolidated Financial Statements

================================================================================

Consolidated Statements of Cash Flows
For the years ended December 31, 2002, 2001 and 2000
--------------------------------------------------------------------------------

                                                                      2002           2001           2000
                                                                  ------------   ------------   ------------
Cash flows from operating activities
   Net income (loss)                                              $    700,275   $   (219,481)  $   (609,986)
   Adjustments to reconcile net loss to
      net cash provided (used) by operations:
         Depreciation and amortization                                 252,612        228,343        113,836
         Provision for loan losses                                     632,000        686,501        383,395
         Stock compensation                                             25,598         19,200         28,800
         Accretion of discount on securities, net of
            amortization of premiums                                    21,432         (2,847)        (1,353)
         Net realized (gains) losses on securities                     (13,425)        (1,444)        11,190
         Changes in assets and liabilities:
            Accrued income                                              12,828       (113,198)      (224,231)
            Other assets                                              (156,804)       (33,287)       (57,766)
            Accrued interest payable                                    61,505         52,183         70,595
            Other liabilities                                          (38,644)       270,591         33,902
                                                                  ------------   ------------   ------------
               Net cash provided (used) by operating activities      1,497,377        886,561       (251,618)
                                                                  ------------   ------------   ------------

Cash flows from investing activities
   Increase in interest-bearing deposits with banks                   (483,300)      (123,425)      (203,562)
   Net (increase) decrease in federal funds sold                    (3,325,000)    (1,153,000)       690,000
   Purchases of investment securities                              (16,394,118)    (6,936,356)    (3,738,815)
   Sales of investment securities                                    1,225,059      1,269,647      2,307,003
   Investment in bank owned life insurance                          (1,355,903)            --             --
   Maturities of investment securities                               2,800,479      1,466,266        588,711
   Net increase in loans                                            (6,971,418)   (43,028,221)   (25,582,492)
   Purchases and disposals of property and equipment                  (625,357)    (1,944,199)    (1,299,769)
                                                                  ------------   ------------   ------------
               Net cash used in investing activities               (25,129,558)   (50,449,288)   (27,238,924)
                                                                  ------------   ------------   ------------

Cash flows from financing activities
   Net increase in noninterest-bearing deposits                        749,480      5,238,834      2,990,798
   Net increase in interest-bearing deposits                        12,294,028     36,640,426     24,700,756
   Net (decrease) increase in securities sold under agreements
      to repurchase                                                   (116,575)        15,734         22,747
   Net proceeds from debt                                            8,250,000      7,750,000             --
   Net proceeds from issuance of common stock                        2,672,664        877,772             --
   Stock warrants exercised                                                 --          9,673             --
                                                                  ------------   ------------   ------------
               Net cash provided by financing activities            23,849,597     50,532,439     27,714,301
                                                                  ------------   ------------   ------------
               Net increase in cash and cash equivalents               217,416        969,712        223,759

Cash and cash equivalents, beginning                                 1,924,210        954,498        730,739
                                                                  ------------   ------------   ------------
Cash and cash equivalents, ending                                 $  2,141,626   $  1,924,210   $    954,498
                                                                  ============   ============   ============

Supplemental disclosures of cash flow information

   Interest paid                                                  $  3,180,602   $  3,108,995   $  1,393,161
                                                                  ============   ============   ============
   Income taxes paid                                              $    147,000   $         --   $         --
                                                                  ============   ============   ============

See Notes to Consolidated Financial Statements

================================================================================

Notes to Consolidated Financial Statements
For the years ended December 31, 2002, 2001 and 2000
--------------------------------------------------------------------------------

Note 1. Organization and Summary of Significant Accounting Policies

Organization

United Financial, Inc (the "Company") was incorporated as a North Carolina corporation on June 20, 2002 to acquire the stock of Alamance National Bank (the "Bank"). The Bank was acquired by the Company at the close of business on September 30, 2002.

The Bank was organized under the laws of the United States on September 14, 1998. From June 25, 1997 (date of inception) through September 13, 1998, the Bank's activities were organizational in nature. The Bank commenced operations on September 14, 1998 and currently serves Alamance and Orange counties, North Carolina and surrounding areas through two banking offices. As an FDIC insured National Bank, the Bank is subject to regulation by the Comptroller of the Currency.

Premier Investment Services, Inc. ("Premier") was organized and incorporated under the laws of the State of North Carolina on March 30, 2000. Premier commenced operations on June 30, 2000 as a wholly-owned subsidiary of the Bank and provides securities brokerage services to Bank customers.

The accounting and reporting policies of the Company follow generally accepted accounting principles and general practices within the financial services industry. Following is a summary of the more significant policies.

Critical Accounting Policies

The notes to our audited consolidated financial statements for the year ended December 31, 2002 included in our annual report contain a summary of significant accounting policies. Our policies with respect to the methodology for determination of the allowance for loan losses and asset impairment judgments, including the recoverability of intangible assets, involve a high degree of complexity. Management must make difficult and subjective judgments which often require assumptions or estimates about highly uncertain matters. Changes in these judgments, assumptions, or estimates would cause reported results to differ materially. These critical policies and their application are reviewed periodically with our Audit Committee and Board of Directors.

Principles of consolidation

The consolidated financial statements included the accounts of the Company, the Bank, and Premier. All significant intercompany transactions and balances have been eliminated in consolidation.

Business segments

The Company reports its activities in a single business segment. In determining proper segment definition, the Company considers the materiality of a potential segment and components of the business about which financial information is available and regularly evaluated, relative to resource allocation and performance assessment.

Use of estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Material estimates that are particularly susceptible to significant change relate to the determination of the allowance for loan losses and the valuation of real estate acquired in connection with foreclosures or in satisfaction of loans. In connection with the determination of the allowances for loan and foreclosed real estate losses, management obtains independent appraisals for significant properties.

================================================================================

Notes to Consolidated Financial Statements
For the years ended December 31, 2002, 2001 and 2000
--------------------------------------------------------------------------------

The majority of the Company's loan portfolio consists of loans in its market area. Accordingly, the ultimate collectibility of a substantial portion of the Company's loan portfolio and the recovery of a substantial portion of the carrying amount of foreclosed real estate are susceptible to changes in local market conditions. The regional economy is diverse, but influenced to an extent by the manufacturing segment.

While management uses available information to recognize loan and foreclosed real estate losses, future additions to the allowances may be necessary based on changes in local economic conditions. In addition, regulatory agencies, as a part of their routine examination process, periodically review the Company's allowances for loan and foreclosed real estate losses. Such agencies may require the Company to recognize additions to the allowances based on their judgments about information available to them at the time of their examinations. Because of these factors, it is reasonably possible that the allowances for loan and foreclosed real estate losses may change materially in the near term.

Cash and cash equivalents

For the purpose of presentation in the statement of cash flows, cash and cash equivalents are defined as those amounts included in the balance sheet caption "cash and due from banks."

Trading securities

The Company does not hold securities for short-term resale and therefore does not maintain a trading securities portfolio.

Securities held to maturity

Bonds, notes, and debentures for which the Company has the positive intent and ability to hold to maturity are reported at cost, adjusted for premiums and discounts that are recognized in interest income using the interest method over the period to maturity or to call dates. All securities currently held by the Company are classified as available-for-sale.

Securities available for sale

Available-for-sale securities are reported at fair value and consist of bonds and certain equity securities not classified as trading securities or as held-to-maturity securities.

Unrealized holding gains and losses on available-for-sale securities are reported as a net amount in a separate component of stockholders' equity. Realized gains and losses on the sale of available-for-sale securities are determined using the specific-identification method. Premiums and discounts are recognized in interest income using the interest method over the period to maturity or to call dates.

Declines in the fair value of individual held-to-maturity and available-for-sale securities below cost that are other than temporary are reflected as write-downs of the individual securities to fair value. Related write-downs are included in earnings as realized losses.

Loans held for sale

Mortgage loans originated and intended for sale in the secondary market are carried at the lower of cost or estimated market value in the aggregate. Net unrealized losses are recognized through a valuation allowance by charges to income.

================================================================================

Notes to Consolidated Financial Statements
For the years ended December 31, 2002, 2001 and 2000
--------------------------------------------------------------------------------

Loans receivable

Loans receivable that management has the intent and ability to hold for the foreseeable future, or until maturity or pay-off, are reported at their adjusted outstanding principal amount. Adjustments include charge-offs, allowance for loan losses, deferred fees or costs on originated loans, and unamortized premiums or discounts on purchased loans.

Loan origination fees and certain direct origination costs are capitalized and recognized as an adjustment of the yield of the related loan. Discounts and premiums on any purchased residential real estate loans are amortized to income using the interest method over the remaining period to contractual maturity, adjusted for anticipated prepayments. Discounts and premiums on any purchased consumer loans are recognized over the expected lives of the loans using methods that approximate the interest method.

Interest is accrued and credited to income based on the principal amount outstanding. The accrual of interest on impaired loans is discontinued when, in management's opinion, the borrower may be unable to meet payments as they become due. When interest accrual is discontinued, all unpaid accrued interest is reversed. While a loan is on nonaccrual status, all cash receipts are applied to principal. Once the recorded principal balance has been reduced to zero, future cash receipts are applied to recoveries of any amounts previously charged off. When facts and circumstances indicate the borrower is able to meet payments, the loan is returned to accrual status. Past due status of loans is determined based on contractual terms.

Allowance for loan losses

The allowance for loan losses is established as losses are estimated to have occurred through a provision for loan losses charged to earnings. Loan losses are charged against the allowance when management believes the uncollectability of a loan balance is confirmed. Subsequent recoveries, if any, are credited to the allowance.

The allowance for loan losses is evaluated on a regular basis by management and is based upon management's periodic review of the collectibility of the loans in light of historical experience, the nature and volume of the loan portfolio, adverse situations that may affect the borrower's ability to repay, estimated value of any underlying collateral and prevailing economic conditions. This evaluation is inherently subjective as it requires estimates that are susceptible to significant revision as more information becomes available.

A loan is considered impaired when, based on current information and events, it is probable that the Company will be unable to collect the scheduled payments of principal or interest when due according to the contractual terms of the loan agreement. Factors considered by management in determining impairment include payment status, collateral value, and the probability of collecting scheduled principal and interest payments when due. Loans that experience insignificant payment delays and payment shortfalls generally are not classified as impaired. Management determines the significance of payment delays and payment shortfalls on a case-by-case basis, taking into consideration all of the circumstances surrounding the loan and the borrower, including the length of the delay, the reasons for the delay, the borrower's prior payment record, and the amount of the shortfall in relation to the principal and interest owed. Impairment is measured on a loan by loan basis for commercial and construction loans by either the present value of expected future cash flows discounted at the loan's effective interest rate, the loan's obtainable market price, or the fair value of the collateral if the loan is collateral dependent.

Large groups of smaller balance homogeneous loans are collectively evaluated for impairment. Accordingly, the Company does not separately identify individual consumer and residential loans for impairment disclosures.

Property and equipment

Land is carried at cost. Bank premises, furniture and equipment, and leasehold improvements are carried at cost, less accumulated depreciation and amortization computed principally by the straight-line method over the following estimated useful lives:

                                  Years
                                  -----
Buildings and improvements         2-40
Furniture and equipment            3-15

================================================================================

Notes to Consolidated Financial Statements
For the years ended December 31, 2002, 2001 and 2000
--------------------------------------------------------------------------------

Foreclosed properties

Real estate properties acquired through, or in lieu of, loan foreclosure are to be sold and are initially recorded at fair value less anticipated cost to sell at the date of foreclosure, establishing a new cost basis. After foreclosure, valuations are periodically performed by management and the real estate is carried at the lower of carrying amount or fair value less cost to sell. Revenue and expenses from operations and changes in the valuation allowance are included in loss on foreclosed real estate. The historical average holding period for such properties is less than 12 months.

Stock-based compensation

The Company accounts for its stock-based compensation plans using the accounting prescribed by Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees. The Company is not required to adopt the fair value based recognition provisions prescribed under SFAS No. 123, Accounting for Stock-Based Compensation, but complies with the disclosure requirements set forth in the Statement, which include disclosing pro forma net income as if the fair value based method of accounting had been applied.

Transfers of financial assets

Transfers of financial assets are accounted for as sales when control over the assets has been surrendered. Control over transferred assets is deemed to be surrendered when (1) the assets have been isolated from the Company, (2) the transferee obtains the right (free of conditions that constrain it from taking advantage of that right) to pledge or exchange the transferred assets, and (3) the Company does not maintain effective control over the transferred assets through an agreement to repurchase them before their maturity.

Income taxes

Provision for income taxes is based on amounts reported in the statements of income (after exclusion of non-taxable income such as interest on state and municipal securities) and consists of taxes currently due plus deferred taxes on temporary differences in the recognition of income and expense for tax and financial statement purposes. Deferred tax assets and liabilities are included in the financial statements at currently enacted income tax rates applicable to the period in which the deferred tax assets or liabilities are expected to be realized or settled. As changes in tax laws or rates are enacted, deferred tax assets and liabilities are adjusted through the provision for income taxes.

Basic earnings per share

Basic earnings per share is computed by dividing income available to common shareholders by the weighted average number of common shares outstanding during the period, after giving retroactive effect to stock splits and dividends.

Diluted earnings per share

The computation of diluted earnings per share is similar to the computation of basic earnings per share except that the denominator is increased to include the number of additional common shares that would have been outstanding if dilutive potential common shares had been issued. The numerator is adjusted for any changes in income or loss that would result from the assumed conversion of those potential common shares.

Comprehensive income

Annual comprehensive income reflects the change in the Company's stockholders' equity during the year arising from transactions and events other than investments by and distributions to shareholders. It consists of net income plus certain other changes in assets and liabilities that are reported as separate components of stockholders' equity rather than as income or expense.

================================================================================

Notes to Consolidated Financial Statements
For the years ended December 31, 2002, 2001 and 2000
--------------------------------------------------------------------------------

Financial instruments

Derivatives that are used as part of the asset/liability management process are linked to specific assets or liabilities and have high correlation between the contract and the underlying item being hedged, both at inception and throughout the hedge period. In addition, forward and option contracts must reduce an exposure's risk, and for hedges of anticipatory transactions, the significant terms and characteristics of the transaction must be identified and the transactions must be probable of occurring. All derivative financial instruments held or issued by the Company are held or issued for purposes other than trading.

In the ordinary course of business the Company has entered into off-balance-sheet financial instruments consisting of commitments to extend credit and commercial and standby letters of credit. Such financial instruments are recorded in the financial statements when they are funded or related fees are incurred or received.

Fair value of financial instruments

Statement of Financial Accounting Standards No. 107, Disclosures about Fair Value of Financial Instruments, requires disclosure of fair value information about financial instruments, whether or not recognized in the balance sheet. In cases where quoted market prices are not available, fair values are based on estimates using present value or other valuation techniques. Those techniques are significantly affected by the assumptions used, including the discount rate and estimates of future cash flows. In that regard, the derived fair value estimates cannot be substantiated by comparison to independent markets and, in many cases, could not be realized in immediate settlement of the instruments. Statement No. 107 excludes certain financial instruments and all nonfinancial instruments from its disclosure requirements. Accordingly, the aggregate fair value amounts presented do not represent the underlying value of the Company.

The following methods and assumptions were used by the Company in estimating its fair value disclosures for financial instruments:

Cash and cash equivalents: The carrying amounts reported in the balance sheet for cash and cash equivalents approximate their fair values.

Interest-bearing deposits with banks: Fair values for time deposits are estimated using a discounted cash flow analysis that applies interest rates currently being offered on certificates to a schedule of aggregated contractual maturities on such time deposits.

Available-for-sale and held-to-maturity securities: Fair values for securities, excluding restricted equity securities, are based on quoted market prices, where available. If quoted market prices are not available, fair values are based on quoted market prices of comparable instruments. The carrying values of restricted equity securities approximate fair values.

Loans receivable: For variable-rate loans that reprice frequently and with no significant change in credit risk, fair values are based on carrying amounts. The fair values for other loans are estimated using discounted cash flow analysis, based on interest rates currently being offered for loans with similar terms to borrowers of similar credit quality. Loan fair value estimates include judgments regarding future expected loss experience and risk characteristics. Fair values for impaired loans are estimated using discounted cash flow analysis or underlying collateral values, where applicable. The carrying amount of accrued interest receivable approximates its fair value.

Deposit liabilities: The fair values disclosed for demand and savings deposits are, by definition, equal to the amount payable on demand at the reporting date. The fair values for certificates of deposit are estimated using a discounted cash flow calculation that applies interest rates currently being offered on certificates to a schedule of aggregated contractual maturities on such time deposits. The carrying amount of accrued interest payable approximates fair value.

================================================================================

Notes to Consolidated Financial Statements
For the years ended December 31, 2002, 2001 and 2000
--------------------------------------------------------------------------------

Short-term debt: The carrying amounts of short-term debt approximate their fair values.

Long-term borrowings: The fair values of the Company's long-term borrowings are estimated using discounted cash flow analysis based on the Company's current incremental borrowing rates for similar types of borrowing arrangements.

Loan commitments and other liabilities: For fixed-rate loan commitments, fair value considers the difference between current levels of interest rates and the committed rates. The carrying amounts of loan commitments and other liabilities approximates fair value.

Reclassification

Certain reclassifications have been made to the prior years' financial statements to place them on a comparable basis with the current year. Net income and stockholders' equity previously reported were not affected by these reclassifications.

Note 2. Restrictions on Cash

To comply with banking regulations, the Company is required to maintain certain average cash reserve balances. The daily average cash reserve requirement was approximately $2,965,000 and $2,573,000 for the periods ending December 31, 2002 and 2001, respectively.

Note 3. Securities

Debt and equity securities have been classified in the balance sheets according to management's intent. The carrying amounts of securities and their approximate fair values at December 31 follow:

                                 Amortized    Unrealized   Unrealized       Fair
2002                               Cost         Gains        Losses        Value
----                            -----------   ----------   ----------   -----------
Available for sale:
   Mortgage-backed securities   $20,590,020    $555,079      $  830     $21,144,269
                                ===========    ========      ======     ===========

2001
----
Available for sale:
   Mortgage-backed securities   $ 8,641,947    $100,853      $4,418     $ 8,738,382
                                ===========    ========      ======     ===========

Restricted equity securities consist of investments in the stock of the Federal Home Loan Bank of Atlanta ("FHLBA") and the Federal Reserve. Both of those entities are upstream correspondents of the Bank. The FHLBA requires financial institutions to make equity investments in the FHLBA in order to borrow from it. The Bank is required to hold that stock so long as it borrows from the FHLBA. The Federal Reserve requires banks to purchase stock as a condition for membership in the Federal Reserve System.

Investment securities with a market value of approximately $15,871,000 and $8,738,000 at December 31, 2002 and 2001, respectively, were pledged as collateral for secured borrowings.

================================================================================

Notes to Consolidated Financial Statements
For the years ended December 31, 2002, 2001 and 2000
--------------------------------------------------------------------------------

Gross realized gains and losses for the year ended December 31, 2002 and 2001 are as follows:

                                                     2002      2001      2000
                                                   -------   -------   --------

Realized gains, available for sale securities      $13,425   $ 7,864   $     --
Realized losses, available for sale securities          --    (6,420)   (11,190)
                                                   -------   -------   --------
                                                   $13,425   $ 1,444   $(11,190)
                                                   =======   =======   ========

The scheduled maturities of securities at December 31, 2002 were as follows:

                                                        Amortized       Fair
                                                           Cost         Value
                                                       -----------   -----------

Due in one year or less                                $ 4,397,187   $ 4,521,827
Due after one year through five years                   11,792,346    12,171,489
Due after five years through ten years                   2,668,695     2,710,438
Due after ten years                                      1,731,792     1,740,515
                                                       -----------   -----------
                                                       $20,590,020   $21,144,269
                                                       ===========   ===========

These are the anticipated lives of the Company's mortgage backed securities. Actual results may differ due to interest rate fluctuations.

Note 4. Loans Receivable

The major components of loans in the balance sheets at December 31, 2002 and 2001 are as follows (in thousands):

                                                                2002      2001
                                                              -------   -------

Commercial                                                    $20,698   $14,167
Real estate:
   Construction and land development                           12,787    13,732
   Residential, 1-4 families                                   24,989    19,403
   Residential, 5 or more families                              4,183     1,779
   Farmland                                                     1,097       814
   Nonfarm, nonresidential                                     21,450    25,870
Agricultural                                                       13        22
Consumer                                                        5,651     8,315
                                                              -------   -------
                                                               90,868    84,102

Unearned loan origination fees, net of costs                      (76)      (57)
                                                              -------   -------
                                                               90,792    84,045

Allowance for loan losses                                      (1,586)   (1,179)
                                                              -------   -------
                                                              $89,206   $82,866
                                                              =======   =======

Note 5. Allowance for Loan Losses

Changes in the allowance for loan losses are as follows:

                                                2002         2001        2000
                                             ----------   ----------   --------

Balance, beginning                           $1,178,509   $  614,482   $242,730

Provision charged to expense                    632,000      686,501    383,395
Recoveries of amounts charged off                 8,500        9,181      1,306
Amounts charged off                            (232,834)    (131,655)   (12,949)
                                             ----------   ----------   --------
Balance, ending                              $1,586,175   $1,178,509   $614,482
                                             ==========   ==========   ========

================================================================================

Notes to Consolidated Financial Statements
For the years ended December 31, 2002, 2001 and 2000
--------------------------------------------------------------------------------

The following is a summary of information pertaining to impaired loans at December 31:

                                                              2002        2001
                                                           ----------   --------

Impaired loans without a valuation allowance               $3,106,519   $328,604
Impaired loans with a valuation allowance                          --    113,900
                                                           ----------   --------
   Total impaired loans                                    $3,106,519   $442,504
                                                           ==========   ========

Valuation allowance related to impaired loans              $       --   $ 56,950
                                                           ==========   ========

Nonaccrual loans were approximately $918,000 and no loans were past due 90 days or more at December 31, 2002.

                                                             2002        2001      2000
                                                          ----------   --------   -------
Average investment in impaired loans                      $3,112,519   $398,457   $30,854
                                                          ==========   ========   =======
Interest income recognized for the year                   $  157,848   $ 29,557   $ 5,359
                                                          ==========   ========   =======
Interest income recognized on a cash basis for the year   $  157,848   $ 29,557   $ 3,957
                                                          ==========   ========   =======

No additional funds are committed to be advanced in connection with impaired loans.

Note 6. Property and Equipment

Components of property and equipment and total accumulated depreciation at December 31, 2002 and 2001 are as follows:

                                                           2002          2001
                                                        ----------    ----------

Land and improvements                                   $1,587,202    $1,059,357
Buildings                                                2,155,384     2,155,384
Furniture and equipment                                  1,198,172     1,108,834
Leasehold improvements                                      18,090        18,090
                                                        ----------    ----------
                                                         4,958,848     4,341,665

Less accumulated depreciation                              687,279       442,841
                                                        ----------    ----------
                                                        $4,271,569    $3,898,824
                                                        ==========    ==========

Rental expense was $0, $19,099, and $57,046 for 2002, 2001 and 2000,
respectively.

Note 7. Deposits

The aggregate amount of time deposits in denominations of $100,000 or more at December 31, 2002 and 2001 was $39,730,000 and $23,845,000, respectively.

At December 31, 2002, the scheduled maturities of time deposits are as follows (in thousands):

   2003                     $50,928
   2004                      15,294
   2005                       4,283
   2006                       2,717
   2007                         844
Thereafter                       --
                            -------
                            $74,066
                            =======

================================================================================

Notes to Consolidated Financial Statements
For the years ended December 31, 2002, 2001 and 2000
--------------------------------------------------------------------------------

Note 8. Short-Term Debt

Short-term debt consists of securities sold under agreements to repurchase, which generally mature within one to four days from the transaction date and other short-term borrowings. Additional information at December 31, 2002 and 2001 and for the periods then ended is summarized below:

                                                            2002         2001
                                                         ----------   ----------
Outstanding balance at December 31                       $   92,885   $1,459,460
                                                         ==========   ==========
Year-end weighted average rate                                  .32%        1.70%
                                                         ==========   ==========
Daily average outstanding during the period                 544,967      406,730
                                                         ==========   ==========
Average rate for the period                                    1.49%        2.60%
                                                         ==========   ==========
Maximum outstanding at any month-end during the period   $1,721,668   $1,567,563
                                                         ==========   ==========

Lines of Credit

The Company has established credit facilities to provide additional liquidity if and as needed, consisting of $3,000,000 in unsecured lines of credit with correspondent banks. The Company also has available credit under secured lines of credit of $3,000,000.

Note 9. Long-Term Debt

Contractual maturities and weighted average rates of long-term debt are as follows:

                                                       2002             2001
                                                ------------------   ----------

   2003                                         $        --     --   $       --
   2004                                           3,000,000   3.66%          --
   2005                                             500,000   4.40%          --
   2006                                             500,000   4.93%          --
   2007                                           5,500,000   3.54%          --
Thereafter                                        6,500,000   4.01%   6,500,000
                                                -----------   ----   ----------
                                                $16,000,000   3.82%  $6,500,000
                                                ===========   ====   ==========

The Bank's fixed-rate, long-term Federal Home Loan Bank advances of $13,500,000 are secured by investment securities owned by the Bank. Convertible advances are callable at the discretion of the Federal Home Loan Bank. A $1,000,000 advance due January 18, 2011 is currently callable. A $3,000,000 advance due July 6, 2011 is callable beginning in July 2003. Both advances are callable in January, April, July, and October of each year. In the event the advances are called, the Company has the option to convert each advance to a three month floating rate advance priced against LIBOR. A $3,000,000 advance due in September 2007 is subject to a one time call on September 4, 2005, at which point the Company has the option to convert the advance to a three month floating rate advance priced against LIBOR. If the advance is not called, the advance remains outstanding until maturity.

In March 2001, the Company issued subordinated debt in the principal amount of $2.5 million to a commercial bank. The debenture matures April 1, 2008 and floats at Wall Street Journal Prime less 100 basis points.

================================================================================

Notes to Consolidated Financial Statements
For the years ended December 31, 2002, 2001 and 2000
--------------------------------------------------------------------------------

Note 10. Fair Value of Financial Instruments

The estimated fair values of the Company's financial instruments are as follows (dollars in thousands):

                                              December 31, 2002    December 31, 2001
                                             ------------------   ------------------
                                             Carrying    Fair     Carrying    Fair
                                              Amount     Value     Amount     Value
                                             --------   -------   --------   -------
Financial assets
   Cash and cash equivalents                  $ 2,141     2,141    $ 1,924   $ 1,924
   Interest-bearing deposits                      810       810        327       327
   Federal funds sold                           5,268     5,268      1,943     1,943
   Securities, available for sale              21,144    21,144      8,738     8,738
   Restricted equity securities                   903       903        490       490
   Loans, net of allowance for loan losses     89,206    93,114     82,866    84,509

Financial liabilities
   Deposits                                    98,835   100,326     85,791    86,784
   Short-term debt                                 93        93      1,459     1,459
   Long-term debt                              16,000    16,394      6,500     6,046

Note 11. Earnings Per Share

The following table details the computation of basic and diluted earnings per share for each year ended December 31.

                                                         2002         2001         2000
                                                      ----------   ----------   ----------
Net income (loss) available to common shareholders    $  700,275   $ (219,481)  $ (609,986)
                                                      ==========   ==========   ==========

Weighted average common shares outstanding             1,546,153    1,049,360    1,041,265
Effect of dilutive securities, warrants and options        1,708           --           --
                                                      ----------   ----------   ----------
Diluted weighted average common shares outstanding     1,547,861    1,049,360    1,041,265
                                                      ==========   ==========   ==========

Basic earnings (loss) per share                       $      .45   $     (.21)  $     (.59)
                                                      ==========   ==========   ==========
Diluted earnings (loss) per share                     $      .45   $     (.21)  $     (.59)
                                                      ==========   ==========   ==========

Warrants previously outstanding at December 31, 2000 were called in conjunction with the 2001 common stock offering. Those warrants were not dilutive in any period presented.

================================================================================

Notes to Consolidated Financial Statements
For the years ended December 31, 2002, 2001 and 2000
--------------------------------------------------------------------------------

Note 12. Employee and Director Benefit Plans

401(K) Retirement Plan

The Company maintains a 401(k) retirement plan that covers all eligible employees. The Company matches 100% of employee contributions, with the Company's contribution limited to 3% of each employee's salary. Matching contributions are funded when accrued. Matching expenses totaled approximately $20,000 in 2002, $18,000 in 2001 and $11,000 in 2000.

Employee Agreements

The Company has entered into employment agreements with its chief executive officer and two other executive officers to ensure a stable and competent management base. The agreement with the chief executive officer provides for an initial three-year term, and the agreements with the other two executive officers provide for initial two-year terms. The agreements automatically extend for an additional year on their anniversary dates unless written notice is provided. The agreements provide for benefits as spelled out in the contracts and cannot be terminated by the Board of Directors, except for cause, without prejudicing the officers' rights to receive certain vested benefits, including compensation. In the event of a change in control of the Company, as outlined in the agreements, the acquirer will be bound to the terms of the contracts.

Supplemental Retirement

The Company implemented a non-qualifying deferred compensation plan in 2002 for certain key executive officers. The Company has purchased life insurance policies on the participating officers in order to provide future funding of benefit payments. Benefits will accrue based upon the performance of the underlying life insurance policies both during employment and after retirement. Such benefits will continue to accrue and be paid throughout each participant's life assuming satisfactory performance of the funding life insurance policies. The plan also provides for payment of death or disability benefits in the event a participating officer becomes permanently disabled or dies prior to attainment of retirement age. During 2002, a provision of approximately $11,000 was expensed for future benefits to be provided under this plan.

Directors' Deferred Compensation Plan

The Company has established a Directors Deferred Compensation Plan in accordance with the laws of the State of North Carolina. Each Director may elect to defer receipt of fees for services rendered to the Company as a Director during the term of his or her service by entering into a written deferred compensation election. The Company matches 25% of the Director's deferral. The balance of deferred directors compensation was $47,194 as of December 31, 2002.

Stock Option Plans

The Company has adopted the 1999 Incentive Stock Option Plan (Incentive Plan) for eligible employees and the 1999 Nonstatutory Stock Option Plan (Nonstatutory
Plan) which covers non-employee directors of the Company. Under the incentive and nonstatutory plans up to 103,409 and 112,500 shares (adjusted for stock splits and dividends), respectively, may be issued for a total of 215,909 shares. Options granted under both plans expire no more than 10 years from date of grant. Option exercise price under both plans shall be set by the Board of Directors at the date of grant, but shall not be less than 100% of fair market value at the date of the grant. Under the Incentive Plan, vesting is 20% per year for five years, while grants under the Nonstatutory Plan are immediately vested.

================================================================================

Notes to Consolidated Financial Statements
For the years ended December 31, 2002, 2001 and 2000
--------------------------------------------------------------------------------

Activities under Company plans are summarized below:

                                    Incentive Plan          Nonstatutory Plan
                               -----------------------   -----------------------
                               Available   Granted and   Available   Granted and
                               For Grant   Outstanding   For Grant   Outstanding
                               ---------   -----------   ---------   -----------

Balance, December 31, 1999       23,439       45,500          --        75,000

   Granted                      (13,000)      13,000          --            --
   Exercised                         --           --          --            --
   Forfeited                      5,000       (5,000)         --            --
   Expired                           --           --          --            --
                                -------      -------      ------       -------
Balance, December 31, 2000       15,439       53,500          --        75,000

   Granted                           --           --      (6,996)        6,996
   Exercised                         --           --          --            --
   Forfeited                      4,200       (4,200)      7,000        (7,000)
   Expired                           --           --          --            --
   Effect of stock dividend       3,088       10,700          --        15,000
                                -------      -------      ------       -------
Balance, December 31, 2001       22,727       60,000           4        89,996

   Granted                       (8,000)       8,000          --            --
   Exercised                         --           --          --            --
   Forfeited                     12,750      (12,750)         --            --
   Expired                           --           --          --            --
   Effect of stock dividend       3,682       17,000           1        22,499
                                -------      -------      ------       -------
Balance, December 31, 2002       31,159       72,250           5       112,495
                                =======      =======      ======       =======

================================================================================

Notes to Consolidated Financial Statements
For the years ended December 31, 2002, 2001 and 2000
--------------------------------------------------------------------------------

Additional information relating to the plans is detailed below:

                                                           2002        2001        2000
                                                         ---------   ---------   ---------
Outstanding options at December 31:
   Exercise price, beginning of the year/(1)/            $    7.02   $    7.06   $    7.26
   Exercise price, end of year/(1)/                      $    7.05   $    7.02   $    7.06
   Range of exercise prices
      From                                               $    5.00   $    5.00   $    5.00
      To                                                 $    7.34   $    7.34   $    7.34
   Remaining contractual life in months/(1)/                    82          92         103

Exercisable options outstanding at December 31:
   Number                                                 16 2,295     165,495     124,650
   Exercise price/(1)/                                   $    7.14   $    7.15   $    7.26

Weighted average exercise price of options:
   Granted during the year                               $    5.92   $    6.64   $    5.38
   Exercised during the year                             $      --   $      --   $      --
   Forfeited during the year                             $    6.35   $    7.05   $    7.34
   Expired during the year                               $      --   $      --   $      --

Significant assumptions used in determining fair value
   of options granted:
   Risk-free interest rate                                    3.85%       5.25%       5.25%
   Expected life in years                                       10          10          10
   Expected dividends                                         0.00%       0.00%       0.00%
   Expected volatility                                       15.86%      28.10%      72.41%

Grant-date fair value:
   Options granted during the year                       $  21,900   $  28,963   $  84,885

Results of operations:
   Compensation cost recognized in income for all
     stock-based compensation awards                     $      --   $      --   $      --
                                                         =========   =========   =========
   Pro forma net income (loss)/(2)/                      $ 633,396   $(310,943   $(655,508)
                                                         =========   =========   =========
   Basic pro forma earnings (loss) per share/(2)/        $     .41   $    (.30)  $    (.63)
                                                         =========   =========   =========
   Diluted pro forma earnings (loss) per share/(2)/      $     .41   $    (.30)  $    (.63)
                                                         =========   =========   =========

__________
/(1)/ Weighted average
/(2)/ As if the fair value based method prescribed by SFAS No. 123 had been applied

================================================================================

Notes to Consolidated Financial Statements
For the years ended December 31, 2002, 2001 and 2000
--------------------------------------------------------------------------------

Note 13.  Income Taxes

Current and Deferred Income Tax Components

The components of income tax expense (all Federal) are as follows:

                                                  2002        2001        2000
                                                ---------   --------   ---------
Current                                         $   4,172   $     --   $      --
Deferred                                          229,898    (73,658)   (205,863)
Deferred tax asset valuation allowance change    (234,070)    73,658     205,863
                                                ---------   --------   ---------
                                                $      --   $     --   $      --
                                                =========   ========   =========

Rate Reconciliation

A reconciliation of income tax expense (benefit) computed at the statutory federal income tax rate included in the statements of income follows:

                                                   2002       2001        2000
                                                ---------   --------   ---------
Tax at statutory federal rate                   $ 238,094   $(74,624)  $(207,395)
Other                                              (4,024)       966       1,532
Deferred tax asset valuation allowance change    (234,070)    73,658     205,863
                                                ---------   --------   ---------
                                                $      --   $     --   $      --
                                                =========   ========   =========

Deferred Income Tax Analysis

The significant components of net deferred tax assets (all Federal) at December 31, 2002 and 2001 are summarized as follows:

                                                             2002        2001
                                                          ---------   ---------
Deferred tax assets
   Allowance for loan losses                              $ 479,548   $ 351,250
   Deferred loan fees                                        24,473      19,452
   Pre-opening expenses                                      15,880      39,530
   Net operating losses                                          --     316,527
   Contributions                                              6,927       4,831
                                                          ---------   ---------
      Total deferred tax assets                             526,828     731,590
                                                          ---------   ---------

Deferred tax liabilities
   Accretion                                                  5,680       2,039
   Depreciation                                              69,847      48,352
                                                          ---------   ---------
      Total deferred tax liabilities                         75,527      50,391

Deferred tax asset valuation allowance                     (447,129)   (681,199)
                                                          ----------  ---------
      Net deferred tax asset                              $   4,172   $      --
                                                          =========   =========

================================================================================

Notes to Consolidated Financial Statements
For the years ended December 31, 2002, 2001 and 2000
--------------------------------------------------------------------------------

Note 14. Commitments and Contingencies

Litigation

In the normal course of business the Company is involved in various legal proceedings. After consultation with legal counsel, management believes that any liability resulting from such proceedings will not be material to the financial statements.

Financial Instruments with Off-Balance-Sheet Risk

The Company is party to financial instruments with off-balance-sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments include commitments to extend credit and standby letters of credit. These instruments involve, to varying degrees, credit risk in excess of the amount recognized in the balance sheets.

The Company's exposure to credit loss in the event of nonperformance by the other party to the financial instrument for commitments to extend credit and standby letters of credit is represented by the contractual amount of those instruments. The Company uses the same credit policies in making commitments and conditional obligations as for on-balance-sheet instruments. A summary of the Company's commitments at December 31, 2002 and 2001 is as follows:

                                                         2002          2001
                                                      -----------   -----------

Commitments to extend credit                          $11,050,000   $11,524,000
Standby letters of credit                                  69,000       510,000
Commitments to fund equity investments                    500,000            --
                                                      -----------   -----------
                                                      $11,619,000   $12,034,000
                                                      ===========   ===========

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since many of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. The Company evaluates each customer's creditworthiness on a case-by-case basis. The amount of collateral obtained, if deemed necessary by the Company upon the extension of credit, is based on management's credit evaluation of the party. Collateral held varies, but may include accounts receivable, inventory, property and equipment, residential real estate and income-producing commercial properties.

Standby letters of credit are conditional commitments issued by the Company to guarantee the performance of a customer to a third party. Those guarantees are primarily issued to support public and private borrowing arrangements. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loan facilities to customers. Collateral held varies as specified above and is required in instances which the Company deems necessary.

Commitments to fund equity instruments represent obligations to participate in the Community Investment Corporation of North Carolina for housing projects.

Concentrations of Credit Risk

The majority of the Company's loans, commitments to extend credit, and standby letters of credit have been granted to customers in the Company's market area and such customers are generally depositors of the Company. The concentrations of credit by type of loan are set forth in Note 4. The distribution of commitments to extend credit approximates the distribution of loans outstanding. The Company's primary focus is toward consumer and small business transactions, and accordingly, it does not have a significant number of credits to any single borrower or group of related borrowers in excess of $1,000,000. Although the Company has a reasonably diversified loan portfolio, a substantial portion of its debtors' ability to honor their contracts is dependent upon economic conditions in and around its market area. A significant amount of the real estate loans set forth in Note 4 are secured by commercial real estate.

The Company from time to time has cash and cash equivalents on deposit with financial institutions which exceed federally-insured limits.

================================================================================

Notes to Consolidated Financial Statements
For the years ended December 31, 2002, 2001 and 2000
--------------------------------------------------------------------------------

Note 15. Regulatory Restrictions

Dividends

The Company's dividend payments are made from dividends received from the Bank. Under applicable federal law, the Comptroller of the Currency restricts national bank total dividend payments in any calendar year to net profits of that year, as defined, combined with retained net profits for the two preceding years. The Comptroller also has authority under the Financial Institutions Supervisory Act to prohibit a national bank from engaging in an unsafe or unsound practice in conducting its business. It is possible, under certain circumstances, the Comptroller could assert that dividends or other payments would be an unsafe or unsound practice.

Intercompany transactions

The Bank's legal lending limits on loans by the Bank to the Company are governed by Federal Reserve Act 23A, and differ from legal lending limits on loans to external customers. Generally, a bank may lend up to 10% of its capital and surplus to its parent, if the loan is secured. If collateral is in the form of stocks, bonds, debentures or similar obligations, it must have a market value when the loan is made of at least 20% more than the amount of the loan, and if obligations of a state or political subdivision or agency thereof, it must have a market value of at least 10% more than the amount of the loan. If such loans are secured by obligations of the United States or agencies thereof, or by notes, drafts, bills of exchange or bankers' acceptances eligible for rediscount or purchase by a Federal Reserve Bank, requirements for collateral in excess of loan amount do not apply. Under this definition, the legal lending limit for the Bank on loans to the Company was approximately $1,000,000 at December 31, 2002. No 23A transactions were deemed to exist between the Company and the Bank at December 31, 2002.

Capital Requirements

The Bank is subject to various regulatory capital requirements administered by federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory (and possibly additional discretionary) actions by regulators that, if undertaken, could have a direct material effect on the Bank's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Bank must meet specific capital guidelines that involve quantitative measures of the Bank's assets, liabilities, and certain off-balance-sheet items as calculated under regulatory accounting practices. The Bank's capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors.

Quantitative measures established by regulation to ensure capital adequacy require the Bank to maintain minimum amounts and ratios (set forth in the table below) of total and Tier I capital to risk-weighted assets, and of Tier I capital to average assets, as all those terms are defined in the regulations. Management believes, as of December 31, 2002, that the Bank meets all capital adequacy requirements to which it is subject.

As of December 31, 2002, the Bank met the criteria to be considered well capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized the Bank must maintain minimum total risk-based, Tier I risk-based, and Tier I leverage ratios as set forth in the following table.

================================================================================

Notes to Consolidated Financial Statements
For the years ended December 31, 2002, 2001 and 2000
--------------------------------------------------------------------------------

The Bank's actual capital amounts (in thousands) and ratios are also presented in the table. Because the Company was formed in June 2002 and has no significant assets other than the investment in the Bank, there is no material difference between consolidated and Bank only ratios.

                                                                           To Be Well
                                                       Required        Capitalized Under
                                                      For Capital      Prompt Corrective
                                     Actual        Adequacy Purposes   Action Provisions
                                 ---------------   -----------------   -----------------
                                  Amount   Ratio    Amount   Ratio      Amount   Ratio
                                 -------   -----    ------   -----      ------   ------
December 31, 2002:
   Total Capital
     (to Risk-Weighted Assets)   $13,468   14.89%   $7,234   >=8.0%     $9,043   >=10.0%
   Tier I Capital
     (to Risk-Weighted Assets)   $ 9,832   10.87%   $3,617   >=4.0%     $5,426   >= 6.0%
   Tier I Capital
     (to Average Assets)         $ 9,832    7.85%   $5,012   >=4.0%     $6,265   >= 5.0%

December 31, 2001:
   Total Capital
     (to Risk-Weighted Assets)   $ 9,914   12.16%   $6,524   >=8.0%     $8,155   >=10.0%
   Tier I Capital
     (to Risk-Weighted Assets)   $ 6,393    7.84%   $3,262   >=4.0%     $4,893   >= 6.0%
   Tier I Capital
     (to Average Assets)         $ 6,393    6.69%   $3,824   >=4.0%     $4,780   >= 5.0%

Note 16. Transactions with Related Parties

The Company has entered into transactions with its directors, significant shareholders and their affiliates (related parties). Such transactions were made in the ordinary course of business on substantially the same terms and conditions, including interest rates and collateral, as those prevailing at the same time for comparable transactions with other customers, and did not, in the opinion of management, involve more than normal credit risk or present other unfavorable features.

Loans

Aggregate loan transactions with related parties were as follows:

                                                          2002          2001
                                                       ----------    ----------

Balance, beginning                                     $1,062,140    $  688,504

New loans                                                 640,510       983,090
Repayments                                               (633,757)     (353,705)
Relationship changes                                           --      (255,749)
                                                       ----------    ----------
Balance, ending                                        $1,068,893    $1,062,140
                                                       ==========    ==========

Note 17. Subsequent Events

On February 17, 2003 the Company effected a five-for-four stock split of the Company's common stock, increasing the number of shares of common stock from 1,312,452 to 1,640,565. All references to the number of common shares and per share amounts in the financial statements have been restated as appropriate to reflect the split for all periods presented. Additionally, common stock and surplus have been restated at December 31, 2002 to reflect the stock split.

During the first quarter of 2003, the Bank filed an application with the OCC requesting permission to open a branch in Burlington, North Carolina. The application was approved during the first quarter. The Bank anticipates opening the branch during the fourth quarter of 2003.

================================================================================

Notes to Consolidated Financial Statements
For the years ended December 31, 2002, 2001 and 2000
--------------------------------------------------------------------------------

Note 18. Parent Company Financial Information

The Company became the holding company for the Bank effective October 1, 2002. Following are condensed financial statements as of and for the three months ended December 31, 2002.

                  Condensed Balance Sheet at December 31, 2002

Assets

Investment in subsidiary                                            $10,385,595
                                                                    ===========

Liabilities and Stockholders' Equity

Liabilities:
   Other liabilities                                                $    40,684
                                                                    -----------

Stockholders' equity:
   Common stock                                                       1,640,565
   Surplus                                                            9,478,221
   Retained deficit                                                  (1,328,124)
   Accumulated other comprehensive income                               554,249
                                                                    -----------
      Total stockholders' equity                                     10,344,911
                                                                    -----------
      Total liabilities and stockholders' equity                    $10,385,595
                                                                    ===========

    Condensed Statement of Operations for the Period Ended December 31, 2002

Income

   Equity in net income of subsidiaries                             $    740,959

Expenses

   Other general and administrative                                       40,684
                                                                    ------------

Net income                                                          $    700,275
                                                                    ============

Due to all of the Company's expenses being paid by the Bank, the Company had no cash transactions for the period ended December 31, 2002.