Form 10KSB, Exhibit 13
period 2003-12-31
UNITED FINANCIAL INC
filed 2004-03-30
CIK 1192931

Exhibit 13

United Financial, Inc.

2003

Annual Report

United Financial, Inc.

United Financial, Inc. is the holding company for Alamance National Bank. Along with all the financial services found at larger institutions, customers come to us for the one-on-one attention they expect from a true community-oriented bank. Centering our focus on one region, we’re able to invest our time and money into the area, supporting the charities and civic organizations, getting to know our citizens and becoming a part of the communities in which we live and work.

Waterfall, Cedar Rock Park and Centennial Clock, Downtown Graham by Weronica Kraszewski

Cover Photograph Joe Davidson Park, Burlington by Lauren Tribolet

Table of Contents

Letter from Management	2

What We Have Done	4

What Lies Ahead	5

Independent Auditor’s Report	6

Management’s Discussion and Analysis	7

Common Stock	11

Consolidated Balance Sheets	12

Consolidated Statements of Income	13

Consolidated Statements of Changes in Stockholders’ Equity	14

Consolidated Statements of Cash Flows	15

Notes to Consolidated Financial Statements	16

Board of Directors and Officers	34

Stockholder Information	34

You Can Make a Difference	35

A Tribute	36

Williams High School by Chelsea Lindley

Letter from Management

Brick Church, Hillsborough by Weronica Kraszewski

To Our Stockholders and Friends:

I am pleased to report that 2003 was a year of continued growth for your Company. Continuing the trend we have enjoyed over the past several years, assets continued to increase from $126 million in 2002 to $131 million in 2003. In addition, net income increased from $700,000 in 2002 to $724,000 in 2003, an increase of $24,000, or 3%.

While the past year was very challenging, we achieved several milestones during the year. Our most significant accomplishment was the data processing conversion, which we completed during the fourth quarter of 2003. We recognize that this is a major investment for the Company, however it is one that we believe will provide an overall increase in the level of service our banks are able to offer our customers.

Asset Growth (in 000’s)

As you will recall, in 2002 the Board of Directors voted to seek regulatory approval to open a branch in the Burlington market. Our application was approved in early 2003, and we have made considerable process on our new facility. We anticipate a “soft” opening in mid-summer and a Grand Opening with appropriate celebration in late summer.

During the year, we made significant investments in staffing. We have new leadership in our Hillsborough market, which has allowed us to bring our most experienced commercial lender back to the main office and focus on overall business development in all of our markets. We added a seasoned investment professional to lead our efforts at Premier Investment Services, Inc. Premier is a valuable resource for investors as they navigate the unusual investment climate in which we currently find ourselves. Finally, in early 2004, we added an experienced banker and community friend to lead our efforts in Burlington. These additions to an already solid team promise continued delivery of a high level of service and value for our customers.

We look forward with great anticipation to 2004. As we begin the new year, we are cautiously optimistic that the economic recovery the country is experiencing will impact both our local markets and our bank positively. Our local

2003 Annual Report

United Financial, Inc.

economy has been adversely impacted by job losses as manufacturing positions continue to move overseas. We believe that our role as a community bank is to share in the vision of our customers and partners and lend assistance where we can. Every year I close by inviting you, the stockholder, to tell us how we can help you. This year is no different. As a stockholder, you can play a key role in the success of your investment by promoting the Bank to businesses where you and your civic or community groups shop.

Net Income Growth (in 000’s)

Our mission is to be a local bank that is owned and controlled by local people. And it starts with you. Let us know how we can be of service to you.

Sincerely,

/s/ William M. Griffith, Jr.

William M. Griffith, Jr. President and Chief Executive Officer

The Burwell School, Hillsborough and Phoenix Statue, Elon University Both by Weronica Kraszewski

Miran’s Tailoring Shop, Downtown Burlington by David Koslowski

What We Have Done

“...invest our time and money into the area, supporting its charities and civic organizations, getting to know its citizens and becoming a part of the community in which we live and work.”

Alamance and Hillsborough National Banks hold the people-centered approach as the standard for all operations, both internal and external. We know that our success has been built on the trust of those who are our customers and those we choose to work for us. Because of this people-driven, community minded attitude, we have been able to achieve many successes in the past year.

The year 2003 was one of celebration as we marked our fifth year of operation. We celebrated using the theme “Five Years and Growing,” as we hosted a week long birthday party complete with raffles, balloons and of course, cake and ice cream. We will carry this theme through into 2004 as we lay our plans for the opening of our new Burlington branch in the Summer of 2004.

This past year we implemented a new computer system that drives all banking operations. This system will allow us to provide expanded services for you, our banking customers.

Our employees have received regular training on personal and professional security. We have modified and upgraded our systems and procedures in an effort to enhance our customers’ privacy and our compliance with this legislation. In addition, we have continued to train all bank personnel about the products and services we offer.

We have continued to build both banks’ presence in their business communities. Stronger relationships have been forged with the Chambers of Commerce. An aggressive marketing program that focuses on community ties has been implemented. As always, we have continued to support local charities and civic organizations. This year, we have entered into an agreement with the local AAA baseball team, the Burlington Indians, to sponsor their mascot Bingo. Look for Bingo, sporting his Alamance National jersey at baseball games, festivals and parades throughout the year.

2003 Annual Report

United Financial, Inc.

What Lies Ahead

The year 2004 is full of promise. In February, we kicked off our “Get in Free, Any Bank, Anywhere” campaign. This service allows our customers to use their ATM or MasterMoney card at any bank Cirrus or Honor ATM location in the world. Through this, our community banks now offer our customers International access to their funds.

Burlington branch under construction, February, 2004.

As stated in the Letter from Management, we are underway for the opening of the Burlington branch. We anticipate a “soft” opening mid-summer with a Grand Opening in August. After this expansion, we plan to implement internet banking, allowing customers to manage their finances from their home or office. These advances are a part of our service-driven approach to banking. They fit with our intent to provide “big bank services, and small town courtesy.”

Children’s Mural, Downtown Burlington by Weronica Kraszewski

From a management perspective, we will continue to streamline internal operations and employ those who share our vision. Our infrastructure is set so we can accommodate more growth. In 2004, we are prepared to take advantage of improving economic conditions that will drive the potential for growth. We are constantly looking for opportunities to expand our services and improve our operations in ways that support our mission as a true community bank.

“...Along with all the financial services found at larger institutions, customers come to us for the one-on-one attention they expect from a community bank.”

Burlington City officials and representatives from United Financial, Inc. took part in the Ground Breaking ceremonies for our Burlington branch in December, 2003.

Independent Auditor’s Report

Board of Directors and Stockholders

United Financial, Inc.

Graham, North Carolina

We have audited the consolidated balance sheets of United Financial, Inc. and subsidiary as of December 31, 2003 and 2002, and the related consolidated statements of income, changes in stockholders’ equity and cash flows for each of the three years in the period ended December 31, 2003. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of United Financial, Inc. and subsidiary at December 31, 2003 and 2002, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2003, in conformity with accounting principles generally accepted in the United States of America.

Galax, Virginia
January 23, 2004

United Financial, Inc.

Management’s Discussion & Analysis

Introduction

The following is an abbreviated discussion and analysis of the results of operations and financial condition of United Financial, Inc. (the “Company”) for the years 2003 and 2002. The analysis is intended to provide shareholders with pertinent information on the results of operations of the Company. The discussion should be read in conjunction with the Financial Statements and Notes. A more detailed discussion and analysis may be obtained from the Company’s 10 K-SB, which is filed with the Securities and Exchange Commission (SEC). Shareholders may receive a copy of the 10 K-SB at no charge by notifying William E. Swing, Jr., Corporate Secretary of the Company.

Forward Looking Statements

This Annual Report to Shareholders contains forward-looking statements. Such statements are subject to certain factors that may cause the Company’s results to vary from those expected. These factors include change in economic and financial market conditions, competition, ability to execute our business plan, and other factors described in our filings with the Securities and Exchange Commission. Readers are cautioned not to place undue reliance on these forward-looking statements, which reflect management’s judgment only as of the date hereof. The Company undertakes no obligation to publicly revise these forward-looking statements to reflect events and circumstances that arise after the date hereof.

Comparison of Results of Operations for the Years Ended December 31, 2003 and 2002

Net interest income for the year ended December 31, 2003 decreased 5%, approximately $211,000 over 2002. Average interest earning assets increased $15 million from 2002 to 2003 while average interest bearing liabilities increased $14 million. Reflective of the decline in interest rates which occurred during the year, the yield on average earning assets for the year ended December 31, 2003 was 5.77% compared with 6.93% for the comparable 2002 period. The 2003 yield on average loans decreased by 88 basis points to 6.45% as compared to the 2002 yield of 7.33%. The 2003 yield on average investments decreased 149 basis points from December 31, 2002. The yield on average interest bearing liabilities decreased 58 basis points during 2003 to 2.88% compared with 3.46% during 2002. Net income for the year ended 2003 was $724,000, an increase of $24,000 over the 2002 period net income of $700,000.

Comparison of Results of Operations for the Years Ended December 31, 2002 and 2001

Net interest income for the year ended December 31, 2002 increased 38%, approximately $1.1 million over 2001. Average interest earning assets increased $33 million from 2002 to 2001 while average interest bearing liabilities increased $28 million. Reflective of the decline in interest rates which occurred during the year, the yield on average earning assets for the year ended December 31, 2002 was 6.93% compared with 8.46% for the comparable 2001 period. The 2002 yield on average loans decreased by 149 basis points to 7.33% as compared to the 2001 yield of 8.82%. The 2002 yield on average investments decreased 55 basis points from December 31, 2001. The yield on average interest bearing liabilities decreased 133 basis points during 2002 to 3.46% compared with 4.79% during 2001. Net income for the year ended 2002 was $700,000, an increase of $919,000 over the 2001 period loss of ($219,000).

Comparison of Financial Condition at December 31, 2003 and 2002

Total assets at December 31, 2003 were $131 million, compared with $126 million at December 31, 2002, an increase of $5 million, or 4%. Net loans totaled $89 million at both December 31, 2003 and 2002. Total liabilities at December 31, 2003 were $121 million compared with $116 million at December 31, 2002, an increase of $5 million, or 4%. Deposits at December 31, 2003 were $101 million, an increase of $2 million or 2% since December 31, 2002.

Shareholders’ equity was $10 million at both December 31, 2003 and 2002. The increase in equity resulting from the Company’s increased profitability was largely offset by a decline in the fair value of the Company’s investment portfolio.

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

Shareholders’ equity was $10 million at December 31, 2002 compared with $6.5 million at December 31, 2001. The increase is due to proceeds from a secondary stock offering completed during the first quarter of 2002, an increase in unrealized gains in the investment portfolio, as well as profits generated during the year.

Comparison of Significant Ratios at December 31, 2003 and 2002

Return on average assets decreased to .57% for the year ended December 31, 2003, as compared to .62% for the comparable 2002 period. Return on average equity decreased from 7.71% at December 31, 2002 to 7.03% at December 31, 2003. The decrease is due to the fact that the rate of growth in the Company’s earnings has declined relative to the percentage growth experienced in recent years.

Comparison of Significant Ratios at December 31, 2002 and 2001

Return on average assets increased to .62% for the year ended December 31, 2002, as compared to (.28%) for the comparable 2001 period. The continued growth in earning assets as well as an increase in non-interest income attributed to the improvement in this ratio. Non-interest income increased by approximately $226,000 over the prior year. Return on average equity increased from (3.86%) at December 31, 2001 to 7.71% at December 31, 2002.

Comparison of Per Share Data for the Years Ended December 31, 2003 and 2002

Net income per share, on a weighted average basis, decreased from $.45 at December 31, 2002 to $.44 at December 31, 2003. The decrease is due to an increase in the weighted average number of outstanding shares. Book value per share of common stock increased slightly, from $6.31 per share in 2002 to $6.38 per share at December 31, 2003.

Comparison of Per Share Data for the Years Ended December 31, 2002 and 2001

Net income per share, on a weighted average basis, increased from ($.21) at December 31, 2001 to $.45 at December 31, 2002. Book value per share of common stock increased by 17% to $6.31 per share as compared with $5.39 at December 31, 2001.

Provision and Allowance for Loan Losses

The allowance for loan losses is established through periodic charges to earnings in the form of a provision for loan losses. Increases to the allowance for loan losses occur as a result of provisions charged to operations and recoveries of amounts previously charged-off, and decreases to the allowance occur when loans are charged-off. Management evaluates the adequacy of our allowance for loan losses on a quarterly basis. The evaluation of the adequacy of the allowance for loan losses involves the consideration of loan growth, loan portfolio composition and industry diversification, historical loan loss experience, current delinquency levels, adverse conditions that might affect a borrower’s ability to repay the loan, estimated value of underlying collateral, prevailing economic conditions and all other relevant factors derived from the Company’s limited history of operations. Because of our limited history, we also consider the loss experience history and allowance ratios of other similar community banks and the knowledge and expertise obtained by management and senior lending officers from prior years experience at former institutions. As an important component of their periodic examination process, regulatory agencies review the allowance for loan losses and may require additional provisions based on judgments that differ from those of management.

United Financial, Inc.

The Company uses an internal grading system to assign the degree of inherent risk on each individual loan. The grade is initially assigned by the lending officer and reviewed by senior management. The internal grading system is reviewed and tested periodically by an independent third party credit review firm. The testing process involves the evaluation of large relationships, a sample of new loans, and loans having been identified as possessing potential weakness in credit quality, to determine the ongoing effectiveness of the internal grading system. The loan grading system is used to assess the adequacy of the allowance for loan losses.

Management has developed a model for determining the allowance for loan losses. The model distinguishes between loans that will be evaluated as a group by loan category and those loans to be evaluated individually. Using the various evaluation factors mentioned above, management assigns predetermined allowance percentages for each major loan category. Loans that exhibit an acceptable level of risk per the internal loan grading system are grouped by loan category and multiplied by the associated allowance percentage to determine an adequate level of allowance for loan losses.

Based on the loan grading system, management maintains an internally classified watch list. Loans classified as watch list credits, and those loans that are not watch list credits but possess other characteristics which, in the opinion of management, suggest a higher degree of inherent risk are assigned higher allowance percentages. Using the data gathered during the quarterly evaluation process, the model calculates an acceptable range for the allowance for loan losses. Management and the Board of Directors are responsible for determining the appropriate level of the allowance for loan losses within that range.

The allowance for loan losses represents management’s estimate of an amount adequate to provide for known and inherent losses in the loan portfolio in the normal course of business. While management believes the methodology used to establish the allowance for loan losses incorporates the best information available at the time, future adjustments to the level of the allowance may be necessary and the results of operations could be adversely affected should circumstances differ substantially from the assumptions initially used. We believe that the allowance for loan losses was established in conformity with generally accepted accounting principles; however, there can be no assurances that the regulatory agencies, after reviewing the loan portfolio, will not require management to increase the level of the allowance. Likewise, there can be no assurance that the existing allowance for loan losses is adequate should there be deterioration in the quality of any loans or changes in any of the factors discussed above. Any increases in the provision for loan losses resulting from such deterioration or change in condition could adversely affect the financial condition of the Company and results of its operations.

At December 31, 2003, the allowance for loan losses stood at approximately $1.5 million, compared with $1.6 million at December 31, 2002. The allowance for loan losses, as a percentage of gross loans was 1.63%, and 1.75% as of December 31, 2003 and 2002, respectively. The declining ratio is due to the decrease in loan growth which the Company experienced during late 2002 and for much of 2003 as well as the increase in net charge offs which the Company experienced during this time.

During the twelve months ended December 31, 2003, $165,000 was provided for loan losses, which compares to $632,000 for the twelve months ended December 31, 2002, a decrease of $467,000, or 74%. The decrease was due to reduced loan growth experienced during 2003, relative to 2002. During 2003, the Company experienced loan losses totaling $307,000, and also had recoveries of $30,000. During 2002, the Company experienced loan losses totaling $233,000, and also had recoveries of $9,000. At December 31, 2003, $333,000 of the reserve was specifically allocated for loans considered to be impaired totaling $1.8 million. There were no specific reserves at December 31, 2002.

During the twelve months ended December 31, 2002, $632,000 was provided for loan losses, which compares to approximately $687,000 for the twelve months ended December 31, 2001, a decrease of $55,000 or 8%. Due to the Company’s limited operating history, these estimates were based primarily on industry practices, management’s consideration of local economic factors, as well as the significant loan growth experienced by the Company since June of 2000. During 2002, the Company experienced credit losses totaling $233,000, and also had recoveries of $9,000. During 2001, the Company experienced credit losses totaling $132,000, and also had recoveries of $9,000. At December 31, 2002, there were no specific reserves for individual credits, compared with $57,000 reserve for individual credits at December 31, 2001. At December 31, 2003, approximately $10,000 of the allowance was unallocated to a specific loan or groups of loans, compared to $0 in 2002.

Nonperforming and Problem Assets

Nonperforming assets are defined as nonaccrual loans, unsecured loans greater than 60 days delinquent and still accruing interest, restructured loans, and foreclosed, repossessed and idled properties. A loan is placed on nonaccrual status when, in management's judgment, the collection of interest appears doubtful. While a loan is on nonaccrual status, the Company’s policy is that all cash receipts are applied to principal. Once the recorded principal balance has been reduced to zero, future cash receipts are applied to recoveries of any amounts previously charged off. Further cash receipts are recorded as interest income to the extent that any interest has been foregone. The accrual of interest is discontinued on all loans that become 90 days past due with respect to principal or interest. In some cases, where borrowers are experiencing financial difficulties, loans may be restructured to provide terms significantly different from the original terms.

Certain credit risks are inherent in making loans, particularly commercial and consumer loans. Management prudently assesses these risks and attempts to manage them effectively. The Company also attempts to reduce repayment risks by adhering to internal credit underwriting policies and procedures discussed earlier.

Nonperforming loans totaled $1.4 million at December 31, 2003, compared with $1.7 million at December 31, 2002. The Company had foreclosed properties of $218,000 at December 31, 2003. There were no foreclosed properties at December 31, 2002. However, during 2002, the Company foreclosed on two properties which were liquidated during the year. The Company incurred total net losses of $10,000 on the sale of these properties. In addition, the Company incurred approximately $10,000 in foreclosure expense during 2003, compared with $15,000 during 2002. Nonaccruing loans totaled $644,000 at December 31, 2003, compared with $918,000 at December 31, 2002. At December 31, 2003, the Company had restructured loans of $420,000, compared with $715,000 at December 31, 2002.

Nonperforming loans totaled $1.7 million, or 1.84% of gross loans at December 31, 2002, compared with $500,000 at December 31, 2001. The increase was due to an increase in nonaccrual loans and restructured loans at December 31, 2002 compared with 2001.

At December 31, 2002 and 2001, the Company had no other real estate or foreclosed properties. However, during 2002, the Company foreclosed on two properties which were liquidated during the year. The Company incurred total net losses of $10,000 on the sale of these properties. In addition, the Company incurred approximately $15,000 in other expenses relating to these properties during 2002.

Commitments and Contingencies

The Company is party to financial instruments with off-balance-sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments include commitments to extend credit and standby letters of credit. These instruments involve, to varying degrees, credit risk in excess of the amount recognized in the balance sheets. The Company’s exposure to credit loss in the event of nonperformance by the other party to the financial instrument for commitments to extend credit and standby letters of credit is represented by the contractual amount of those instruments. The Company uses the same credit policies in making commitments and conditional obligations as for on-balance-sheet instruments.

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since many of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. The Company evaluates each customer’s creditworthiness on a case-by-case basis. The amount of collateral obtained, if deemed necessary by the Company upon the extension of credit, is based on management’s credit evaluation of the party. Collateral held varies, but may include accounts receivable, inventory, property and equipment, residential real estate and income-producing commercial properties. Standby letters of credit are conditional commitments issued by the Company to guarantee the performance of a customer to a third party. Those guarantees are primarily issued to support public and private borrowing arrangements. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loan facilities to customers. Collateral held varies as specified above and is required in instances which the Company deems necessary.

United Financial, Inc.

At December 31, 2003, the Company had commitments to extend credit of $11.3 million. Commitments to fund standby letters of credit totaled $260,000. The Company was also committed to fund $400,000 in a limited liability partnership established to provide mezzanine financing for eligible companies located in the southeastern United States.

At December 31, 2002, the Company had commitments to extend credit of $11.1 million. Commitments to fund standby letters of credit totaled $69,000. The Company was also committed to fund $500,000 in a limited liability partnership established to provide mezzanine financing for eligible companies located in the southeastern United States.

Interest Rate Risk

As a part of its interest rate risk management policy, the Company calculates an interest rate “gap.” Interest rate gap analysis is a common, though imperfect, measure of interest rate risk, which measures the relative dollar amounts of interest-earning assets and interest-bearing liabilities which reprice within a specific time period, either through maturity or rate adjustment. The gap is the difference between the amounts of such assets and liabilities that are subject to repricing. A “positive” gap for a given period means that the amount of interest-earning assets maturing or otherwise repricing within that period exceeds the amount of interest-bearing liabilities maturing or otherwise repricing within the same period. Accordingly, in a declining interest rate environment, an institution with a positive gap would generally be expected, absent the effects of other factors, to experience a decrease in the yield on its assets greater than the decrease in the cost of its liabilities and its net interest income should be negatively affected. Conversely, the yield on assets for an institution with a positive gap would generally be expected to increase more quickly than the cost of funds in a rising interest rate environment, and such institution’s net interest income generally would be expected to be positively affected by rising interest rates. Changes in interest rates generally have the opposite effect on an institution with a “negative” gap.

As of December 31, 2003, the Company had a negative interest rate gap of 74.81% in the one-year time frame. Theoretically, this implies that the Company would experience a decline in net interest income in a rising rate environment since interest-bearing liabilities would reprice at a faster rate than interest-earning assets. In addition, the Company has $4 million of convertible rate advances from the Federal Home Bank of Atlanta which are currently subject to call by the issuer. However, due to the pricing of call provisions and the current level of interest rates, it is not likely that these advances would be called. In the event they were called, the Company would have the option to convert the advance to LIBOR- based floating advance at 3-month LIBOR rate of interest. At December 31, 2002, the Company had a positive interest rate gap of 103.78% in the one-year time frame.

Market for the Common Stock, Stock Prices and Dividends

The Company’s common stock is listed with OTC Bulletin Board under the symbol UTDF.OB. Set forth below are the approximate high and low (bid quotations/sales price), known to the management of the Company, for each quarter in the last three fiscal years. Prices reflect the five-for-four stock split paid in February 2003 and the six-for-five stock split paid in February 2001. The five-for-four split was effected in the form of a 25% stock dividend. The six-for-five was effected in the form of a 20% stock dividend.

	2003		2002		2001
	High	Low	High	Low	High	Low
First Quarter	7.65	6.25	7.12	5.84	8.00	4.38
Second Quarter	8.30	6.30	6.72	5.96	7.30	5.60
Third Quarter	10.01	8.05	6.76	5.80	7.16	4.40
Fourth Quarter	9.70	8.70	6.00	5.28	7.20	4.82

Consolidated Balance Sheets

December 31, 2003 and 2002

	2003	2002
Assets
Cash and due from banks	$2,012,366	$2,141,626
Interest-bearing deposits with banks	442,666	810,287
Federal funds sold	321,000	5,268,000
Investment securities available for sale	31,278,367	21,144,269
Restricted equity securities	1,138,300	902,500
Loans, net of allowance for loan losses of $1,474,534 in 2003 and $1,586,175 in 2002	88,622,431	87,271,620
Loans held for sale	525,247	1,934,232
Property and equipment, net	4,261,851	4,271,569
Real estate owned	218,203	—
Accrued income	458,841	453,259
Cash value life insurance	1,429,878	1,374,650
Other assets	639,795	275,342

Total assets	$131,348,945	$125,847,354

Liabilities and Stockholders’ Equity
Liabilities:
Noninterest-bearing	$9,284,009	$10,032,419
Interest-bearing	91,813,262	88,802,339

Total deposits	101,097,271	98,834,758
Securities sold under agreements to repurchase	79,889	92,885
Short-term debt	6,000,000	—
Long-term debt	13,000,000	16,000,000
Accrued interest payable	174,863	222,492
Other liabilities	535,733	352,308

Total liabilities	120,887,756	115,502,443

Commitments and contingencies	—	—
Stockholders’ equity:
Preferred stock, no par value, 3,000,000 shares authorized; none outstanding	—	—
Common stock, $1 par value; 10,000,000 shares authorized; 1,640,565 shares outstanding in 2003 and 2002	1,640,565	1,640,565
Surplus	9,478,221	9,478,221
Retained deficit	(603,631)	(1,328,124)
Accumulated other comprehensive income	(53,966)	554,249

Total stockholders’ equity	10,461,189	10,344,911

Total liabilities and stockholders’ equity	$131,348,945	$125,847,354

See Notes to Consolidated Financial Statements

United Financial, Inc.

Consolidated Statements of Income

For the years ended December 31, 2003, 2002 and 2001

	2003	2002	2001
Interest income
Loans and fees on loans	$5,762,150	$6,400,449	$5,567,898
Federal funds sold	20,828	32,449	49,125
Investment securities, taxable	1,135,543	830,194	463,275
Deposits with banks	26,409	20,852	10,306

Total interest income	6,944,930	7,283,944	6,090,604

Interest expense
Deposits	2,516,618	2,799,934	2,928,579
Securities sold under agreements to repurchase	780	1,355	7,092
Other borrowed funds	596,394	440,818	225,507

Total interest expense	3,113,792	3,242,107	3,161,178

Net interest income	3,831,138	4,041,837	2,929,426
Provision for loan losses	164,968	632,000	686,501

Net interest income after provision for loan losses	3,666,170	3,409,837	2,242,925

Noninterest income
Service charges on deposit accounts	271,142	259,675	152,622
Other service charges and fees	19,559	16,025	11,617
Net realized gains on sales of securities	215,246	13,425	1,444
Other operating income	477,718	311,190	216,876

Total noninterest income	983,665	600,315	382,559

Noninterest expense
Salaries and employee benefits	2,006,802	1,627,679	1,513,241
Occupancy	239,653	197,447	187,169
Equipment	229,274	213,103	202,179
Data processing	287,316	154,770	129,571
Foreclosed assets, net	9,583	14,911	—
Other general and administrative	1,152,714	1,101,967	812,805

Total noninterest expense	3,925,342	3,309,877	2,844,965

Net income (loss)	$724,493	$700,275	$(219,481)

Basic earnings (loss) per share	$.44	$.45	$(.21)

Diluted earnings (loss) per share	$.44	$.45	$(.21)

Basic weighted average shares outstanding	1,640,565	1,546,153	1,049,360

Diluted weighted average shares outstanding	1,660,956	1,547,861	1,049,360

See Notes to Consolidated Financial Statements

Consolidated Statements of Changes in Stockholders’ Equity

For the years ended December 31, 2003, 2002 and 2001

	Common Stock		Surplus	Retained Earnings (Deficit)	Accumulated Other Comprehensive Income (Loss)	Total
	Shares	Amount
Balance, December 31, 2000	694,306	$694,306	$6,819,573	$(1,808,918)	$24,431	$5,729,392
Comprehensive income
Net income (loss)	—	—	—	(219,481)	—	(219,481)
Net change in unrealized appreciation on investment securities available for sale	—	—	—	—	72,004	72,004

Total comprehensive income (loss)						(147,477)
Stock compensation	2,928	2,928	16,272	—	—	19,200
Stock split effected in the form of a 20% stock dividend	139,447	139,447	(139,447)	—	—	—
Stock offering	124,436	124,436	753,336	—	—	877,772
Warrants exercised	1,056	1,056	8,617	—	—	9,673

Balance, December 31, 2001	962,173	962,173	7,458,351	(2,028,399)	96,435	6,488,560
Comprehensive income
Net income	—	—	—	700,275	—	700,275
Net change in unrealized appreciation on investment securities available for sale	—	—	—	—	471,239	471,239
Reclassified securities gains realized	—	—	—	—	(13,425)	(13,425)

Total comprehensive income						1,158,089
Stock compensation	3,047	3,047	22,551	—	—	25,598
Stock split effected in the form of a 25% stock dividend	328,113	328,113	(328,113)	—	—	—
Stock offering	347,232	347,232	2,325,432	—	—	2,672,664

Balance, December 31, 2002	1,640,565	1,640,565	9,478,221	(1,328,124)	554,249	10,344,911
Comprehensive income
Net income	—	—	—	724,493	—	724,493
Net change in unrealized appreciation on investment securities available for sale	—	—	—	—	(392,969)	(392,969)
Reclassified securities gains realized	—	—	—	—	(215,246)	(215,246)

Total comprehensive income						116,278

Balance, December 31, 2003	1,640,565	$1,640,565	$9,478,221	$(603,631)	$(53,966)	$10,461,189

See Notes to Consolidated Financial Statements

United Financial, Inc.

Consolidated Statements of Cash Flows

For the years ended December 31, 2003, 2002 and 2001

	2003	2002	2001
Cash flows from operating activities
Net income (loss)	$724,493	$700,275	$(219,481)
Adjustments to reconcile net loss to net cash provided (used) by operations:
Depreciation and amortization	275,027	252,612	228,343
Provision for loan losses	164,968	632,000	686,501
Stock compensation	—	25,598	19,200
Increase in cash surrender value of bank owned life insurance	(55,228)	(18,747)	—
Accretion of discount on securities, net of amortization of premiums	177,231	21,432	(2,847)
Net realized (gains) losses on securities	(215,246)	(13,425)	(1,444)
Changes in assets and liabilities:
Loans held for sale	1,408,985	340,976	(2,274,890)
Accrued income	(5,582)	12,828	(113,198)
Other assets	(364,453)	(138,057)	(33,287)
Accrued interest payable	(47,629)	61,505	52,183
Other liabilities	183,425	(38,644)	270,591

Net cash provided (used) by operating activities	2,245,991	1,838,353	(1,388,329)

Cash flows from investing activities
Net decrease (increase) in interest-bearing deposits with banks	367,621	(483,300)	(123,425)
Net (increase) decrease in federal funds sold	4,947,000	(3,325,000)	(1,153,000)
Purchases of investment securities	(32,358,377)	(16,394,118)	(6,936,356)
Sales of investment securities	11,875,949	1,225,059	1,269,647
Investment in bank owned life insurance	—	(1,355,903)	—
Maturities and calls of investment securities	9,542,330	2,800,479	1,466,266
Net increase in loans	(2,065,835)	(7,490,843)	(40,753,331)
Purchases and disposals of property and equipment	(265,309)	(625,357)	(1,944,199)
Proceeds from sales of real estate owned	331,853	178,449	—

Net cash used in investing activities	(7,624,768)	(25,470,534)	(48,174,398)

Cash flows from financing activities
Net increase in noninterest-bearing deposits	(748,410)	749,480	5,238,834
Net increase in interest-bearing deposits	3,010,923	12,294,028	36,640,426
Net (decrease) increase in securities sold under agreements to repurchase	(12,996)	(116,575)	15,734
Net proceeds from debt	3,000,000	8,250,000	7,750,000
Net proceeds from issuance of common stock	—	2,672,664	877,772
Stock warrants exercised	—	—	9,673

Net cash provided by financing activities	5,249,517	23,849,597	50,532,439

Net increase (decrease) in cash and cash equivalents	(129,260)	217,416	969,712
Cash and cash equivalents, beginning	2,141,626	1,924,210	954,498

Cash and cash equivalents, ending	$2,012,366	$2,141,626	$1,924,210

Supplemental disclosures of cash flow information
Interest paid	$3,161,421	$3,180,602	$3,108,995

Income taxes paid	$14,800	$147,000	$—

Supplemental disclosure of noncash activities
Other real estate acquired in settlement of loans	$550,056	$188,934	$—

See Notes to Consolidated Financial Statements

Notes to Consolidated Financial Statements

For the years ended December 31, 2003, 2002 and 2001

Note 1. Organization and Summary of Significant Accounting Policies

Organization

United Financial, Inc (the “Company”) was incorporated as a North Carolina corporation on June 20, 2002 to acquire the stock of Alamance National Bank (the “Bank”). The Bank was acquired by the Company at the close of business on September 30, 2002.

The Bank was organized under the laws of the United States on September 14, 1998. From June 25, 1997 (date of inception) through September 13, 1998, the Bank’s activities were organizational in nature. The Bank commenced operations on September 14, 1998 and currently serves Alamance and Orange counties, North Carolina and surrounding areas through two banking offices. As an FDIC insured National Bank, the Bank is subject to regulation by the Comptroller of the Currency.

Premier Investment Services, Inc. (“Premier”) was organized and incorporated under the laws of the State of North Carolina on March 30, 2000. Premier commenced operations on June 30, 2000 as a wholly-owned subsidiary of the Bank and provides securities brokerage services to Bank customers.

The accounting and reporting policies of the Company follow generally accepted accounting principles and general practices within the financial services industry. Following is a summary of the more significant policies.

Critical accounting policies

The notes to our audited consolidated financial statements for the year ended December 31, 2003 included in our annual report contain a summary of significant accounting policies. Our policies with respect to the methodology for determination of the allowance for loan losses and asset impairment judgments, including the recoverability of intangible assets, involve a high degree of complexity. Management must make difficult and subjective judgments which often require assumptions or estimates about highly uncertain matters. Changes in these judgments, assumptions, or estimates would cause reported results to differ materially. These critical policies and their application are reviewed periodically with our Audit Committee and Board of Directors.

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

United Financial, Inc.

Notes to Consolidated Financial Statements

For the years ended December 31, 2003, 2002 and 2001

The majority of the Company’s loan portfolio consists of loans in its market area. Accordingly, the ultimate collectibility of a substantial portion of the Company’s loan portfolio and the recovery of a substantial portion of the carrying amount of foreclosed real estate are susceptible to changes in local market conditions. The regional economy is reasonably diverse, but is influenced by the manufacturing segment.

While management uses available information to recognize loan and foreclosed real estate losses, future additions to the allowances may be necessary based on changes in local economic conditions. In addition, regulatory agencies, as a part of their routine examination process, periodically review the Company’s allowances for loan and foreclosed real estate losses. Such agencies may require the Company to recognize additions to the allowances based on their judgments about information available to them at the time of their examinations. Because of these factors, it is reasonably possible that the allowances for loan and foreclosed real estate losses may change materially in the near term.

Cash and cash equivalents

For the purpose of presentation in the statement of cash flows, cash and cash equivalents are defined as those amounts included in the balance sheet caption “cash and due from banks.”

Trading securities

The Company does not hold securities for short-term resale and therefore does not maintain a trading securities portfolio.

Securities held-to-maturity

Bonds, notes, and debentures for which the Company has the positive intent and ability to hold to maturity are reported at cost, adjusted for premiums and discounts that are recognized in interest income using the interest method over the period to maturity or to call dates. All securities currently held by the Company are classified as available-for-sale.

Securities available-for-sale

Available-for-sale securities are reported at fair value and consist of bonds and certain equity securities not classified as trading securities or as held-to-maturity securities.

Unrealized holding gains and losses on available-for-sale securities are reported as a net amount in a separate component of stockholders’ equity. Realized gains and losses on the sale of available-for-sale securities are determined using the specific-identification method. Premiums and discounts are recognized in interest income using the interest method over the period to maturity or to call dates.

Declines in the fair value of individual available-for-sale securities below cost that are other than temporary are reflected as write-downs of the individual securities to fair value. Related write-downs are included in earnings as realized losses.

Loans held for sale

Mortgage loans originated and intended for sale in the secondary market are carried at the lower of cost or estimated market value in the aggregate. Net unrealized losses are recognized through a valuation allowance by charges to income.

Notes to Consolidated Financial Statements

For the years ended December 31, 2003, 2002 and 2001

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

Interest is accrued and credited to income based on the principal amount outstanding. The accrual of interest on impaired loans is discontinued when, in management’s opinion, the borrower may be unable to meet payments as they become due. When interest accrual is discontinued, all unpaid accrued interest is reversed. While a loan is on nonaccrual status, all cash receipts are applied to principal. Once the recorded principal balance has been reduced to zero, future cash receipts are applied to recoveries of any amounts previously charged off. When facts and circumstances indicate the borrower is able to meet payments, the loan is returned to accrual status. Past due status of loans is determined based on contractual terms.

Allowance for loan losses

The allowance for loan losses is established as losses are estimated to have occurred through a provision for loan losses charged to earnings. Loan losses are charged against the allowance when management believes the uncollectability of a loan balance is confirmed. Subsequent recoveries, if any, are credited to the allowance.

The allowance for loan losses is evaluated on a regular basis by management and is based upon management’s periodic review of the collectibility of the loans in light of historical experience, the nature and volume of the loan portfolio, adverse situations that may affect the borrower’s ability to repay, estimated value of any underlying collateral and prevailing economic conditions. This evaluation is inherently subjective as it requires estimates that are susceptible to significant revision as more information becomes available.

A loan is considered impaired when, based on current information and events, it is probable that the Company will be unable to collect the scheduled payments of principal or interest when due according to the contractual terms of the loan agreement. Factors considered by management in determining impairment include payment status, collateral value, and the probability of collecting scheduled principal and interest payments when due. Loans that experience insignificant payment delays and payment shortfalls generally are not classified as impaired. Management determines the significance of payment delays and payment shortfalls on a case-by-case basis, taking into consideration all of the circumstances surrounding the loan and the borrower, including the length of the delay, the reasons for the delay, the borrower’s prior payment record, and the amount of the shortfall in relation to the principal and interest owed. Impairment is measured on a loan by loan basis for commercial and construction loans by either the present value of expected future cash flows discounted at the loan’s effective interest rate, the loan’s obtainable market price, or the fair value of the collateral if the loan is collateral dependent.

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

Property and equipment

Land is carried at cost. Bank premises, furniture and equipment, and leasehold improvements are carried at cost, less accumulated depreciation and amortization computed principally by the straight-line method over the following estimated useful lives:

Years
Buildings and improvements	2-40
Furniture and equipment	3-15

United Financial, Inc.

Notes to Consolidated Financial Statements

For the years ended December 31, 2003, 2002 and 2001

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

Advertising expense

The Company expenses advertising costs as they are incurred.

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

Basic earnings per share

Basic earnings per share is computed by dividing income available to common stockholders by the weighted average number of common shares outstanding during the period, after giving retroactive effect to stock splits and dividends.

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

Comprehensive income

Annual comprehensive income reflects the change in the Company’s stockholders’ equity during the year arising from transactions and events other than investments by and distributions to stockholders. It consists of net income plus certain other changes in assets and liabilities that are reported as separate components of stockholders’ equity rather than as income or expense.

Notes to Consolidated Financial Statements

For the years ended December 31, 2003, 2002 and 2001

Financial instruments

Derivatives that are used as part of the asset/liability management process are linked to specific assets or liabilities and have high correlation between the contract and the underlying item being hedged, both at inception and throughout the hedge period. In addition, forward and option contracts must reduce an exposure’s risk, and for hedges of anticipatory transactions, the significant terms and characteristics of the transaction must be identified and the transactions must be probable of occurring. All derivative financial instruments held or issued by the Company are held or issued for purposes other than trading. The Company had no derivatives for the years presented.

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

The following methods and assumptions were used by the Company in estimating its fair value disclosures for financial instruments:

Cash and due from banks: The carrying amounts reported in the balance sheet for cash and due from banks approximate their fair values.

Interest-bearing deposits with banks: Interest-bearing deposits with banks approximate their fair values.

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

United Financial, Inc.

Notes to Consolidated Financial Statements

For the years ended December 31, 2003, 2002 and 2001

Short-term debt: The carrying amounts of short-term debt approximate their fair values.

Long-term debt: The fair values of the Company’s long-term debt are estimated using discounted cash flow analysis based on the Company’s current incremental borrowing rates for similar types of borrowing arrangements.

Loan commitments and other liabilities: For fixed-rate loan commitments, fair value considers the difference between current levels of interest rates and the committed rates. The carrying amounts of loan commitments and other liabilities approximates fair value.

Reclassification

Certain reclassifications have been made to the prior years’ financial statements to place them on a comparable basis with the current year. Net income and stockholders’ equity previously reported were not affected by these reclassifications.

Note 2. Restrictions on Cash

To comply with banking regulations, the Company is required to maintain certain average cash reserve balances. The daily average cash reserve requirement was approximately $108,000 and $2,965,000 for the periods ending December 31, 2003 and 2002, respectively.

Note 3. Securities

Debt and equity securities have been classified in the balance sheets according to management’s intent. The carrying amounts of securities and their approximate fair values at December 31 follow:

2003	Amortized Cost	Unrealized Gains	Unrealized Losses	Fair Value
Available for sale:
U.S. Government sponsored agency securities	$2,000,000	$—	$(41,156)	$1,958,844

Mortgage-backed securities	$29,332,333	$260,122	$(272,932)	$29,319,523

2002
Available for sale:
Mortgage-backed securities	$20,590,020	$555,079	$(830)	$21,144,269

Restricted equity securities consist of investments in the stock of the Federal Home Loan Bank of Atlanta (“FHLBA”) and the Federal Reserve. Both of those entities are upstream correspondents of the Bank. The FHLBA requires financial institutions to make equity investments in the FHLBA in order to borrow from it. The Bank is required to hold that stock so long as it borrows from the FHLBA. The Federal Reserve requires banks to purchase stock as a condition for membership in the Federal Reserve System.

Investment securities with a market value of approximately $20,000,000 and $15,871,000 at December 31, 2003 and 2002, respectively, were pledged as collateral for secured borrowings.

Notes to Consolidated Financial Statements

For the years ended December 31, 2003, 2002 and 2001

The table below shows the Company’s investments’ gross unrealized losses and fair value, aggregated by investment category and length of time that individual securities have been in a continuous loss position at December 31, 2003.

	Less Than 12 Months		12 Months or More		Total
	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
U.S. Treasury obligations and direct obligations of U.S.
Government agencies	$1,958,844	$(41,156)	$—	$—	$1,958,844	$(41,156)
Federal agency mortgage backed securities	11,058,991	(272,617)	24,098	(315)	11,083,089	(272,932)
Corporate securities	—	—	—	—	—	—

Total temporarily impaired securities	$13,017,835	$(313,773)	$24,098	$(315)	$13,041,933	$(314,088)

Management does not believe that the unrealized losses represent other than temporary declines in fair value. The investments are rate sensitive and change in value in direct correlation to changes in interest rates. The unrealized losses are not due to credit risk, and will be recovered through either accretion of discounts into income or maturity of the bonds at par value.

Gross realized gains and losses for the years ended December 31 are as follows:

	2003	2002	2001
Realized gains, available for sale securities	$232,252	$13,425	$7,864
Realized losses, available for sale securities	(17,006)	—	(6,420)

	$215,246	$13,425	$1,444

The scheduled maturities of securities at December 31, 2003 were as follows:

	Amortized Cost	Fair Value
Due in one year or less	$5,555,469	$5,603,318
Due after one year through five years	13,576,670	13,555,817
Due after five years through ten years	8,187,656	8,130,037
Due after ten years	4,012,538	3,989,195

	$31,332,333	$31,278,367

These are the anticipated lives of the Company’s investment securities. The portfolio is predominantly comprised of mortgage-back securities and actual results may differ due to interest rate fluctuations.

United Financial, Inc.

Notes to Consolidated Financial Statements

For the years ended December 31, 2003, 2002 and 2001

Note 4. Loans Receivable

The major components of loans in the balance sheets at December 31, 2003 and 2002 are as follows (in thousands):

	2003	2002
Commercial	$18,374	$20,698
Real estate:
Construction and land development	13,858	12,787
Residential, 1-4 families	24,974	24,989
Residential, 5 or more families	5,442	4,183
Farmland	1,163	1,097
Nonfarm, nonresidential	23,411	21,450
Agricultural	—	13
Consumer	3,470	5,651

	90,692	90,868
Unearned loan origination fees, net of costs	(69)	(76)

	90,623	90,792
Allowance for loan losses	(1,475)	(1,586)

	$89,148	$89,206

Note 5. Allowance for Loan Losses

Changes in the allowance for loan losses are as follows:

	2003	2002	2001
Balance, beginning	$1,586,175	$1,178,509	$614,482
Provision charged to expense	164,968	632,000	686,501
Recoveries of amounts charged off	30,156	8,500	9,181
Amounts charged off	(306,765)	(232,834)	(131,655)

Balance, ending	$1,474,534	$1,586,175	$1,178,509

The following is a summary of information pertaining to impaired loans at December 31:

	2003	2002
Impaired loans without a valuation allowance	$373,020	$3,106,519
Impaired loans with a valuation allowance	1,809,942	—

Total impaired loans	$2,182,962	$3,106,519

Valuation allowance related to impaired loans	$332,933	$—

	2003	2002
Nonaccrual loans	$644,121	$918,000
Loans past due more than ninety days	1,000	—

	$645,121	$918,000

Nonaccrual loans were approximately $644,121 and there were $1,000 in loans greater than 90 days delinquent and accruing interest at December 31, 2003.

Notes to Consolidated Financial Statements

For the years ended December 31, 2003, 2002 and 2001

	2003	2002	2001
Average investment in impaired loans	$2,355,058	$3,112,519	$398,457

Interest income recognized for the year	$80,300	$157,848	$29,557

Interest income recognized on a cash basis for the year	$20,211	$157,848	$29,557

No additional funds are committed to be advanced in connection with impaired loans.

Note 6. Property and Equipment

Components of property and equipment and total accumulated depreciation at December 31, 2003 and 2002 are as follows:

	2003	2002
Land and improvements	$1,587,202	$1,587,202
Buildings	2,292,197	2,155,384
Furniture and equipment	1,320,549	1,198,172
Leasehold improvements	18,090	18,090

	5,218,038	4,958,848
Less accumulated depreciation	(956,187)	(687,279)

	$4,261,851	$4,271,569

Rental expense was $1,700 and $19,099 for 2003 and 2001, respectively. No rental expense was paid in 2002.

Expected lease payments during 2004 are $8,500, and none thereafter.

Note 7. Deposits

The aggregate amount of time deposits in denominations of $100,000 or more at December 31, 2003 and 2002 was $45,588,000, and $39,730,000, respectively.

At December 31, 2003, the scheduled maturities of time deposits are as follows (in thousands):

2004	$46,579
2005	13,575
2006	9,511
2007	2,402
2008	2,226
Thereafter	—

$74,293

Note 8. Short-Term Debt

Short-term debt consists of securities sold under agreements to repurchase, which generally mature within one to four days from the transaction date and other short-term borrowings. Additional information at December 31, 2003 and 2002 and for the periods then ended is summarized below:

	2003	2002
Outstanding balance at December 31	$6,079,889	$92,885

Year-end weighted average rate	1.89%	.32%

Daily average outstanding during the period	4,260,524	544,967

Average rate for the period	2.18%	1.49%

Maximum outstanding at any month-end during the period	$6,155,534	$1,721,668

United Financial, Inc.

Notes to Consolidated Financial Statements

For the years ended December 31, 2003, 2002 and 2001

Lines of Credit

The Company has established credit facilities to provide additional liquidity if and as needed, consisting of $5.4 million in unsecured lines of credit with correspondent banks. The Company also has available credit under secured lines of credit of $3.4 million.

Note 9. Long-Term Debt

Contractual maturities and weighted average rates of long-term debt are as follows:

	2003		2002
2004	$—	—%	$3,000,000
2005	500,000	4.40%	500,000
2006	500,000	4.93%	500,000
2007	5,500,000	3.54%	5,500,000
2008	2,500,000	3.00%	—
Thereafter	4,000,000	4.47%	6,500,000

	$13,000,000	3.81%	$16,000,000

The Bank’s fixed-rate, long-term Federal Home Loan Bank advances of $10,500,000 are secured by investment securities owned by the Bank. Convertible advances are callable at the discretion of the Federal Home Loan Bank. The advances due after 2008 are currently callable. A $1,000,000 advance is due in January 2011. A $3,000,000 advance is due in July 2011. Each advance is callable in January, April, July, and October of each year. In the event the advances are called, the Company has the option to convert each advance to a three month floating rate advance priced against LIBOR. A $3,000,000 advance due in September 2007 is subject to a one time call on September 4, 2005, at which point the Company has the option to convert the advance to a three month floating rate advance priced against LIBOR. If the advance is not called, the advance remains outstanding until maturity.

In March 2001, the Company issued subordinated debt in the principal amount of $2.5 million to a commercial bank. The debenture matures April 1, 2008 and floats at Wall Street Journal Prime less 100 basis points.

Note 10. Fair Value of Financial Instruments

The estimated fair values of the Company’s financial instruments are as follows (dollars in thousands):

	December 31, 2003		December 31, 2002
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Financial assets
Cash and cash equivalents	$2,012	2,012	$2,141	2,141
Interest-bearing deposits	443	443	810	810
Federal funds sold	321	321	5,268	5,268
Securities, available for sale	31,278	31,278	21,144	21,144
Restricted equity securities	1,138	1,138	903	903
Loans, net of allowance for loan losses	88,622	90,187	87,272	91,180
Loans held for sale	525	525	1,934	1,934

Financial liabilities
Deposits	101,097	101,892	98,835	100,326
Short-term debt	6,080	6,083	93	93
Long-term debt	13,000	13,309	16,000	16,394

Notes to Consolidated Financial Statements

For the years ended December 31, 2003, 2002 and 2001

Note 11. Earnings Per Share

The following table details the computation of basic and diluted earnings per share for each year ended December 31.

	2003	2002	2001
Net income (loss) available to common shareholders	$724,493	$700,275	$(219,481)

Weighted average common shares outstanding	1,640,565	1,546,153	1,049,360
Effect of dilutive securities, warrants and options	20,320	1,708	—

Diluted weighted average common shares outstanding	1,660,885	1,547,861	1,049,360

Basic earnings (loss) per share	$.44	$.45	$(.21)

Diluted earnings (loss) per share	$.44	$.45	$(.21)

Note 12. Employee and Director Benefit Plans

401(K) Retirement Plan

The Company maintains a 401(k) retirement plan that covers all eligible employees. The Company matches 100% of employee contributions, with the Company’s contribution limited to 3% of each employee’s salary. Matching contributions are funded when accrued. Matching expenses totaled approximately $22,000 in 2003, $20,000 in 2002 and $18,000 in 2001.

Employee Agreements

The Company has entered into employment agreements with its chief executive officer and two other executive officers to ensure a stable and competent management base. The agreement with the chief executive officer provides for an initial three-year term, and the agreements with the other two executive officers provide for initial two-year terms. The agreements automatically extend for an additional year on their anniversary dates unless written notice is provided. The agreements provide for benefits as spelled out in the contracts and cannot be terminated by the Board of Directors, except for cause, without prejudicing the officers’ rights to receive certain vested benefits, including compensation. In the event of a change in control of the Company, as outlined in the agreements, the acquirer will be bound to the terms of the contracts.

Supplemental Retirement

The Company implemented a non-qualifying deferred compensation plan in 2003 for certain key executive officers. The Company has purchased life insurance policies on the participating officers in order to provide future funding of benefit payments. Benefits will accrue based upon the performance of the underlying life insurance policies both during employment and after retirement. Such benefits will continue to accrue and be paid throughout each participant’s life assuming satisfactory performance of the funding life insurance policies. The plan also provides for payment of death or disability benefits in the event a participating officer becomes permanently disabled or dies prior to attainment of retirement age. During 2003, a provision of approximately $6,000 was expensed for future benefits to be provided under this plan, compared with $11,000 in 2002.

United Financial, Inc.

Notes to Consolidated Financial Statements

For the years ended December 31, 2003, 2002 and 2001

Directors’ Deferred Compensation Plan

The Company has established a Directors Deferred Compensation Plan in accordance with the laws of the State of North Carolina. Each Director may elect to defer receipt of fees for services rendered to the Company as a Director during the term of his or her service by entering into a written deferred compensation election. The Company matches 25% of the Director’s deferral. The Company’s match was $16,750 in 2003, compared with $4,069 in 2002. The deferral in 2002 was limited to the fourth quarter.

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

Activities under Company plans are summarized below:

	Incentive Plan		Nonstatutory Plan
	Available For Grant	Granted and Outstanding	Available For Grant	Granted and Outstanding
Balance, December 31, 2000	15,439	53,500	—	75,000
Granted	—	—	(6,996)	6,996
Exercised	—	—	—	—
Forfeited	4,200	(4,200)	7,000	(7,000)
Expired	—	—	—	—
Effect of stock dividend	3,088	10,700	—	15,000

Balance, December 31, 2001	22,727	60,000	4	89,996
Granted	(8,000)	8,000	—	—
Exercised	—	—	—	—
Forfeited	12,750	(12,750)	—	—
Expired	—	—	—	—
Effect of stock dividend	3,682	17,000	1	22,499

Balance, December 31, 2002	31,159	72,250	5	112,495
Granted	—	—	—	—
Exercised	—	—	—	—
Forfeited	9,000	(9,000)	—	—
Expired	—	—	—	—

Balance, December 31, 2003	40,159	63,250	5	112,495

Notes to Consolidated Financial Statements

For the years ended December 31, 2003, 2002 and 2001

Additional information relating to the plans is detailed below:

	2003	2002	2001
Outstanding options at December 31:
Exercise price, beginning of the year(1)	$7.05	$7.02	$7.06
Exercise price, end of year(1)	$7.04	$7.05	$7.02
Range of exercise prices
From	$5.00	$5.00	$5.00
To	$7.34	$7.34	$7.34
Remaining contractual life in months(1)	70	82	92
Exercisable options outstanding at December 31:
Number	167,495	162,295	165,495
Exercise price(1)	$7.11	$7.14	$7.15
Weighted average exercise price of options(2):
Granted during the year	$—	$5.92	$6.64
Exercised during the year	$—	$—	$—
Forfeited during the year	$7.16	$6.35	$7.05
Expired during the year	$—	$—	$—
Significant assumptions used in determining fair value of options granted:
Risk-free interest rate	—%	3.85%	5.25%
Expected life in years	—	10	10
Expected dividends	—%	0.00%	0.00%
Expected volatility	—%	15.86%	28.10%
Grant-date fair value:
Options granted during the year	$—	$21,900	$28,963
Results of operations:
Compensation cost recognized in income for all stock-based compensation awards	$—	$—	$—

Pro forma net income (loss)(3)	$653,751	$633,396	$(310,943)

Basic pro forma earnings (loss) per share(3)	$.40	$.41	$(.30)

Diluted pro forma earnings (loss) per share(3)	$.40	$.41	$(.30)

(1)	Weighted average

(2)	No options were granted during 2003

(3)	As if the fair value based method prescribed by SFAS No. 123 had been applied

United Financial, Inc.

Notes to Consolidated Financial Statements

For the years ended December 31, 2003, 2002 and 2001

Note 13. Income Taxes

Current and Deferred Income Tax Components

The components of income tax expense (all Federal) are as follows:

	2003	2002	2001
Current	$167,579	$4,172	$—
Deferred	60,785	229,898	(73,658)
Deferred tax asset valuation allowance change	(228,364)	(234,070)	73,658

	$—	$—	$—

Rate Reconciliation

A reconciliation of income tax expense (benefit) computed at the statutory federal income tax rate included in the statements of income follows:

	2003	2002	2001
Tax at statutory federal rate	$246,328	$238,094	$(74,624)
Tax exempt income from bank owned life insurance	(18,778)	—	—
Other	814	(4,024)	966
Deferred tax asset valuation allowance change	(228,364)	(234,070)	73,658

	$—	$—	$—

Deferred Income Tax Analysis

The significant components of net deferred tax assets (all Federal) at December 31, 2003 and 2002 are summarized as follows:

	2003	2002
Deferred tax assets
Allowance for loan losses	$434,942	$479,548
Deferred loan fees	23,401	24,473
Deferred board fees	8,228	—
Deferred retirement expense	5,809	—
Deferred insurance premiums	8,819	—
Pre-opening expenses	—	15,880
Contributions	—	6,927

Total deferred tax assets	481,199	526,828

Deferred tax liabilities
Accretion	6,824	5,680
Depreciation	74,430	69,847
Allocation of partnership expenses	9,429	—

Total deferred tax liabilities	90,683	75,527
Deferred tax asset valuation allowance	(218,765)	(447,129)

Net deferred tax asset	$171,751	$4,172

Notes to Consolidated Financial Statements

For the years ended December 31, 2003, 2002 and 2001

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

The Company’s exposure to credit loss in the event of nonperformance by the other party to the financial instrument for commitments to extend credit and standby letters of credit is represented by the contractual amount of those instruments. The Company uses the same credit policies in making commitments and conditional obligations as for on-balance-sheet instruments. A summary of the Company’s commitments at December 31, 2003 and 2002 is as follows:

	2003	2002
Commitments to extend credit	$11,349,000	$11,050,000
Standby letters of credit	260,000	69,000
Commitments to fund equity investments	400,000	500,000

	$12,009,000	$11,619,000

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since many of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. The Company evaluates each customer’s creditworthiness on a case-by-case basis. The amount of collateral obtained, if deemed necessary by the Company upon the extension of credit, is based on management’s credit evaluation of the party. Collateral held varies, but may include accounts receivable, inventory, property and equipment, residential real estate and income-producing commercial properties.

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

Commitments to fund equity instruments represent obligations to participate in a limited liability partnership established to provide mezzanine financing for eligible companies located in the southeastern United States.

Concentrations of Credit Risk

The majority of the Company’s loans, commitments to extend credit, and standby letters of credit have been granted to customers in the Company’s market area and such customers are generally depositors of the Company. The concentrations of credit by type of loan are set forth in Note 4. The distribution of commitments to extend credit approximates the distribution of loans outstanding. The Company’s primary focus is toward consumer and small business transactions, and accordingly, it does not have a significant number of credits to any single borrower or group of related borrowers in excess of $1,250,000. Although the Company has a reasonably diversified loan portfolio, a substantial portion of its debtors’ ability to honor their contracts is dependent upon economic conditions in and around its market area. A significant amount of the real estate loans set forth in Note 4 are secured by commercial real estate.

The Company from time to time has cash and cash equivalents on deposit with financial institutions which exceed federally-insured limits.

United Financial, Inc.

Notes to Consolidated Financial Statements

For the years ended December 31, 2003, 2002 and 2001

Note 15. Regulatory Restrictions

Dividends

The Company’s dividend payments are made from dividends received from the Bank. Under applicable federal law, the Comptroller of the Currency restricts national bank total dividend payments in any calendar year to net profits of that year, as defined, combined with retained net profits for the two preceding years. The Comptroller also has authority under the Financial Institutions Supervisory Act to prohibit a national bank from engaging in an unsafe or unsound practice in conducting its business. It is possible, under certain circumstances, the Comptroller could assert that dividends or other payments would be an unsafe or unsound practice.

Intercompany transactions

The Bank’s legal lending limits on loans by the Bank to the Company are governed by Federal Reserve Act 23A, and differ from legal lending limits on loans to external customers. Generally, a bank may lend up to 10% of its capital and surplus to its parent, if the loan is secured. If collateral is in the form of stocks, bonds, debentures or similar obligations, it must have a market value when the loan is made of at least 20% more than the amount of the loan, and if obligations of a state or political subdivision or agency thereof, it must have a market value of at least 10% more than the amount of the loan. If such loans are secured by obligations of the United States or agencies thereof, or by notes, drafts, bills of exchange or bankers’ acceptances eligible for rediscount or purchase by a Federal Reserve Bank, requirements for collateral in excess of loan amount do not apply. Under this definition, the legal lending limit for the Bank on loans to the Company was approximately or $1,100,000 at December 31, 2003. No 23A transactions were deemed to exist between the Company and the Bank at December 31, 2003.

Capital Requirements

The Bank is subject to various regulatory capital requirements administered by federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory (and possibly additional discretionary) actions by regulators that, if undertaken, could have a direct material effect on the Bank’s financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Bank must meet specific capital guidelines that involve quantitative measures of the Bank’s assets, liabilities, and certain off-balance-sheet items as calculated under regulatory accounting practices. The Bank’s capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors.

Quantitative measures established by regulation to ensure capital adequacy require the Bank to maintain minimum amounts and ratios (set forth in the table below) of total and Tier I capital to risk-weighted assets, and of Tier I capital to average assets, as all those terms are defined in the regulations. Management believes, as of December 31, 2003, that the Bank meets all capital adequacy requirements to which it is subject.

As of December 31, 2003, the Bank met the criteria to be considered well capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized the Bank must maintain minimum total risk-based, Tier I risk-based, and Tier I leverage ratios as set forth in the following table.

Notes to Consolidated Financial Statements

For the years ended December 31, 2003, 2002 and 2001

The Bank’s actual capital amounts (in thousands) and ratios are also presented in the table. Because the Company was formed in June 2002 and has no significant assets other than the investment in the Bank, there is no material difference between consolidated and Bank only ratios.

	Actual		Required For Capital Adequacy Purposes			To Be Well Capitalized Under Prompt Corrective Action Provisions
	Amount	Ratio	Amount	Ratio		Amount	Ratio
December 31, 2003:
Total Capital (to Risk-Weighted Assets)	$13,807	15.00%	$7,361	≥	8.00%	$9,201	≥	10.00%
Tier I Capital (to Risk-Weighted Assets)	$10,650	11.57%	$3,680	≥	4.00%	$5,521	≥	6.00%
Tier I Capital (to Average Assets)	$10,650	8.01%	$5,316	≥	4.00%	$6,645	≥	5.00%

December 31, 2002:
Total Capital (to Risk-Weighted Assets)	$13,468	14.89%	$7,234	≥	8.0%	$9,043	≥	10.0%
Tier I Capital (to Risk-Weighted Assets)	$9,832	10.87%	$3,617	≥	4.0%	$5,426	≥	6.0%
Tier I Capital (to Average Assets)	$9,832	7.85%	$5,012	≥	4.0%	$6,265	≥	5.0%

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

Loans

Aggregate loan transactions with related parties were as follows:

	2003	2002
Balance, beginning	$1,068,893	$1,062,140
New loans	584,885	640,510
Repayments	(814,732)	(633,757)

Balance, ending	$839,046	$1,068,893

United Financial, Inc.

Notes to Consolidated Financial Statements

For the years ended December 31, 2003, 2002 and 2001

Note 17. Parent Company Financial Information

The Company became the holding company for the Bank effective October 1, 2002. Following are condensed financial statements as of and for the year and the three month period ended December 31, 2003 and 2002, respectively.

Condensed Balance Sheet

December 31, 2003 and 2002

	2003	2002
Assets
Investment in subsidiary	$10,596,711	$10,385,595

Liabilities and Stockholders’ Equity
Liabilities
Other liabilities	$135,522	$40,684

Stockholders’ equity
Common stock	1,640,565	1,640,565
Surplus	9,478,221	9,478,221
Retained deficit	(603,631)	(1,328,124)
Accumulated other comprehensive income	(53,966)	554,249

Total stockholders’ equity	10,461,189	10,344,911

Total liabilities and stockholders’ equity	$10,596,711	$10,385,595

Condensed Statement of Operations

For the Periods Ended December 31, 2003 and 2002

	2003	2002
Income
Equity in net income of subsidiaries	$819,332	$740,959
Expenses
Other general and administrative	94,839	40,684

Net income	$724,493	$700,275

Due to all of the Company’s expenses being paid by the Bank, the Company had no cash transactions for the period ended December 31, 2003.

Annual Meeting

The annual meeting of stockholders will be held on Thursday, April 29, 2004 at 11:00 A.M. at Alamance National Bank, 1128 South Main Street, Graham, NC.

Corporate Information and Securities Listing

United Financial’s common stock is under the symbol UTDF.OB. Current price information can be found under the OTC Bulletin Board listing.

Investor Information

Investors, analysts and others seeking financial information may contact:

William E. Swing, Jr.

United Financial, Inc.

1128 South Main Street

Graham, NC 27253

336/226-1223

Transfer Agent

First Citizens Bank & Trust Co.

P. O. Box 29522

Raleigh, NC 27626

Independent Auditors

Larrowe & Company, PLC

P. O. Box 760

Galax, Virginia 24333

FDIC

The bank is a member of the Federal Deposit Insurance Corporation (FDIC). This statement has not been reviewed, or confirmed for accuracy or relevance by the FDIC.

Board of Directors United Financial, Inc.

Larry Brooks, Chairman

Don Bullis

Bill Covington

Edward Dixon

Morris Shambley

William M. Griffith, Jr.

Phoebe Harrison

Lynn Lloyd

D. Michael Parker

John V. Moon, Vice Chairman

John Patterson

L. J. Rogers

Edmund Thompson

Officers of Alamance National Bank

John V. Moon	Chairman of the Board

D. Michael Parker	Vice Chairman of the Board

William M. Griffith, Jr.	President and Chief Executive Officer

Peter A. Burgess	Senior Vice President

William E. Swing, Jr.	Senior Vice President and Chief Financial Officer

Gaines M. Legare	Vice President

Roger L. Kinley	Vice President

Karen S. Oldham	Vice President

Rochelle S. Sutton	Vice President, City Executive Hillsborough National Bank

Keith B. Thomas	Vice President

Lisa A. Bason	Secretary

Toni H. Champion	Assistant Vice President, Internal Auditor

Dawn S. Griswold	Assistant Secretary

Kimberly R. Parsons	Assistant Secretary

2003 Annual Report

United Financial, Inc.

You Can Make a Difference

As a stockholder, you can help Alamance and Hillsborough National Banks grow. Support your investment by:

1. Doing all of your personal and business banking with us. Recommend the banks to your friends and acquaintances.

2. Making sure that all companies with which you have influence give Alamance National and/or Hillsborough National an opportunity to be of service.

3. Asking yourself, “Do I belong to a club, lodge, church, or other organization that could be banking with us?”

4. Soliciting business from political subdivisions, school accounts and other organizations on behalf of Alamance and Hillsborough National Banks,.

5. Watching for opportunities for the banks to obtain business. Do you know of a company that is interested in a new banking relationship? Or perhaps you know of a new company coming to town? Is a new building project in the planning stages? Let the bank management know of any such opportunities.

6. Keeping informed of the progress of the banks. Review our reports. Advise our management if you wish to recommend policy changes.

7. Letting your friends know that you are a stockholder. This shows your have pride in being part owner in this progressive local financial institution.

8. Remembering, the more you do to build business for the banks (whether from you or your acquaintances), the greater your chances of increasing the value of your investment as a stockholder.

Colonial Inn, Hillsborough by Weronica Kraszewski

A Tribute

On February 3, 2004, the Directors and Staff of Alamance National Bank learned with great sadness of the untimely death of the Bank’s Chairman of the Board, Paul Love. Mr. Love served as Chairman of the Board of Directors since 1999, and was one of the original stockholders of the bank. Larry Brooks, Chairman of the Board of Directors of United Financial, Inc., the holding company for Alamance National Bank and a personal friend of Mr. Love said, “Paul was a hard working individual. He was dedicated to the success of Alamance National Bank, to his family, and to any venture in which he was involved.”

Mr. Love will be missed as we carry forward with our shared mission in 2004 to develop a bank that makes a difference in the local economy and local people’s lives.

2003 Annual Report